   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 17, 1999
                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                   ETOYS INC.

             (Exact Name of Registrant as Specified in Its Charter)
                         ------------------------------

           DELAWARE                          5945                  95-4633006
 (State or Other Jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
     of Incorporation or         Classification Code Number)     Identification
        Organization)                                               Number)

                        2850 OCEAN PARK BLVD., SUITE 225
                             SANTA MONICA, CA 90405
                                 (310) 664-8100

    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)
                         ------------------------------

                       EDWARD C. LENK, PRESIDENT AND CEO
                                   ETOYS INC.
                        2850 OCEAN PARK BLVD., SUITE 225
                             SANTA MONICA, CA 90405
                                 (310) 664-8100
 (Name, Address Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)
                         ------------------------------

                                   COPIES TO:

          GLEN R. VAN LIGTEN                     ROBERT V. GUNDERSON, JR.
             AMY E. PAYE                            JEFFREY P. HIGGINS
          MITCHELL S. ZUKLIE                      WILLIAM E. GROWNEY JR.
           KRISTEN A. LAMB                         KIRIL M. DOBROVOLSKY
          VENTURE LAW GROUP                      GUNDERSON DETTMER STOUGH
      A PROFESSIONAL CORPORATION                  VILLENEUVE FRANKLIN &
         2800 SAND HILL ROAD                          HACHIGIAN, LLP
         MENLO PARK, CA 94025                    155 CONSTITUTION AVENUE
            (650) 854-4488                         MENLO PARK, CA 94025
                                                      (650) 321-2400

                         ------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                         ------------------------------

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _________

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _________

      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _________

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                                PROPOSED MAXIMUM
                                                                                    AGGREGATE              AMOUNT OF
             TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED                OFFERING PRICE (1)      REGISTRATION FEE
Common Stock, par value $0.0001                                                  $115,000,000.00          $31,970.00

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act.

                         ------------------------------

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                     SUBJECT TO COMPLETION. DATED   , 1999.
The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not or sale is not permitted.

                                        Shares

     [LOGO]
                                   ETOYS INC.

                                  Common Stock

                               ------------------

    This is an initial public offering of shares of Common Stock of eToys Inc.
All of the       shares of Common Stock are being sold by eToys.

    Prior to this offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price per
share will be between $         and $         . eToys intends to list the Common
Stock on the Nasdaq National Market under the symbol "ETYS".

    SEE "RISK FACTORS" BEGINNING ON PAGE       TO READ ABOUT CERTAIN FACTORS YOU
SHOULD CONSIDER BEFORE BUYING SHARES OF THE COMMON STOCK.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                                        Per Share     Total
                                                                       -----------  ---------
     Initial public offering price...................................   $           $
     Underwriting discount...........................................   $           $
     Proceeds, before expenses, to eToys.............................   $           $

    The underwriters may, under certain circumstances, purchase up to an
additional       shares from eToys at the initial public offering price, less the underwriting discount.

                            ------------------------

    The underwriters expect to deliver the shares against payment in New York,
New York on       , 1999.

GOLDMAN, SACHS & CO.

             BANCBOSTON ROBERTSON STEPHENS

                           DONALDSON, LUFKIN & JENRETTE

                                        MERRILL LYNCH & CO.

                            ------------------------

                         Prospectus dated       , 1999.

                              [INSIDE FRONT COVER]

                                [COLOR ARTWORK]

                     [DESCRIPTION TO BE FILED BY AMENDMENT]

                            ------------------------

    eToys-Registered Trademark- is a registered trademark of eToys. Toysearch-TM- and "We bring the toy store to you"-TM- are trademarks of eToys. All other brand names or trademarks appearing in this prospectus are the property of their respective holders.

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION REGARDING ETOYS AND THE FINANCIAL STATEMENTS AND NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THIS PROSPECTUS (I) ASSUMES THE AUTOMATIC CONVERSION OF OUR OUTSTANDING REDEEMABLE CONVERTIBLE PREFERRED STOCK INTO COMMON STOCK UPON CLOSING OF THE OFFERING AND (II) ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. OUR FISCAL YEAR ENDS ON MARCH 31ST OF EACH YEAR AND IS NAMED FOR THE CALENDAR YEAR JUST ENDED. FOR EXAMPLE, OUR FISCAL YEAR ENDED MARCH 31, 1998 IS CALLED "FISCAL 1997".

                                   ETOYS INC.
                                  OUR BUSINESS

    We are the leading Web-based retailer focused exclusively on children's products, including toys, video games, software, videos and music. By combining our expertise in children's products and our commitment to excellent customer service with the benefits of Internet retailing, we are able to deliver a unique value proposition to consumers. Our online store offers an extensive selection of competitively priced children's products, with over 8,500 SKUs representing more than 700 brands. Our Web site features detailed product information, value-added services and innovative merchandising through an intuitive and easy-to-use interface. In addition, we offer customers the convenience and flexibility of shopping 24 hours a day, seven days a week, with reliable and timely product delivery and excellent customer service.

    Since launching our Web site in October 1997, we have sold children's products to over 320,000 customers. Our net sales for the quarter ended December 31, 1998 totaled $22.9 million as compared to $0.5 million for the quarter ended December 31, 1997.

                             OUR MARKET OPPORTUNITY

    We believe that traditional store-based retailers face a number of challenges in providing a satisfying shopping experience for consumers of children's products. As a result, we believe that many consumers find the toy shopping experience, especially at traditional mass market retail outlets, to be time-consuming, inconvenient and unpleasant due to factors such as location, store layout, product selection, level of customer service and the challenges of shopping with children.
    Our online store was created to provide consumers with a compelling and enjoyable shopping experience in a Web-based retail environment. Key components of our solution include:

- CONVENIENT SHOPPING EXPERIENCE. Our online store is available 24 hours a day, seven days a week, may be reached from the shopper's home or office and features sophisticated browsing and search technology.

- EXTENSIVE PRODUCT SELECTION AND INNOVATIVE MERCHANDISING. We offer a broad array of children's products, which we believe includes the largest selection of toys available on the Internet. In addition, we are the only retailer to provide a comprehensive selection of both traditional, well-known brands (e.g., Mattel, Hasbro and LEGO) and specialty brands (e.g., BRIO, PLAYMOBIL and Learning Curve).

- VALUE-ADDED SERVICES. To assist our customers, who are generally adults purchasing for children, we offer product reviews, recommendations, gift suggestions and personalized services such as birthday reminders and wish lists. Many of these services are also designed to inform and involve children in the shopping experience.

- EXCELLENT CUSTOMER SERVICE. We are committed to providing the highest level of customer service and we offer free pre- and post-sales support via telephone and e-mail, online order tracking and helpful online shopping hints.

                                  OUR STRATEGY

    Our objective is to be one of the world's leading retailers of children's products. Key elements of our strategy are:

- FOCUS ON ONLINE RETAILING OF CHILDREN'S PRODUCTS. We intend to become the ultimate shopping destination for purchasers of children's products by enhancing our current product offerings and expanding into additional categories.

- BUILD STRONG BRAND RECOGNITION. We use online and offline marketing strategies to enhance our brand recognition and we focus our efforts primarily towards mothers, who we believe are the principal decision-makers for purchases of children's products.

- PURSUE INCREMENTAL REVENUE OPPORTUNITIES. We intend to leverage our brand, operating infrastructure and customer base by opening new departments, increasing product selection, adding more value-added services, pursuing international opportunities and acquiring complementary businesses, products or technologies.

- PROMOTE REPEAT PURCHASES. We intend to maximize the lifetime value of our customer relationships by targeting existing customers through direct marketing techniques, building superior personalization features and enhancing our customer service.

- MAINTAIN OUR TECHNOLOGY FOCUS AND EXPERTISE. We intend to enhance our service offerings to take advantage of the unique characteristics of online retailing, and plan to increase the automation and efficiency of our supply chain and fulfillment activities.

                             CORPORATE INFORMATION

    We were incorporated as Toys.com in Delaware in November 1996. In May 1997, we changed our name to eToys.com Inc., and in June 1997, we changed our name to eToys Inc. Our executive offices are located at 2850 Ocean Park Blvd., Suite 225, Santa Monica, CA 90405. Our telephone number at that location is (310) 664-8100. Information contained on our Web site does not constitute part of this prospectus.

                                  THE OFFERING

    The following information assumes that the underwriters do not exercise the option granted by us to purchase additional shares in the offering. See "Underwriting".

Shares offered by eToys......................  shares
Shares to be outstanding after the             shares(1)
  offering...................................
Use of proceeds..............................  For general corporate purposes, principally working capital and capital expenditures. See
                                               "Use of Proceeds".
Proposed Nasdaq National Market symbol.......  "ETYS"

                         SUMMARY FINANCIAL INFORMATION

                                                                                        NINE MONTHS
                                                                      FISCAL               ENDED
                                                                    YEAR ENDED          DECEMBER 31,
                                                                    MARCH 31,    --------------------------
                                                                       1998          1997          1998
                                                                   ------------  ------------  ------------
                                                                     (IN THOUSANDS, EXCEPT SHARE AND PER
                                                                                 SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales......................................................  $        687  $        530  $     23,900
  Gross profit...................................................           119            92         4,892
  Operating expenses:
    Marketing and sales..........................................         1,290           632        14,354
    Product development..........................................           421           206         2,006
    General and administrative(2)................................           678           366         4,228
                                                                   ------------  ------------  ------------
  Operating loss.................................................        (2,270)       (1,112)      (15,696)
  Net loss.......................................................  $     (2,268) $     (1,127) $    (15,258)
  Pro forma basic net loss per share(3)..........................  $      (0.23) $      (0.14) $      (0.58)
  Shares used to compute pro forma basic net loss per share(3)...    10,077,634     7,959,833    26,429,153

                                                                                               DECEMBER 31, 1998
                                                                                        --------------------------------
                                                                                         ACTUAL       AS ADJUSTED(4)
                                                                                        ---------  ---------------------
                                                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents...........................................................  $  18,545        $
  Working capital.....................................................................     10,117
  Total assets........................................................................     27,199
  Long-term capital lease obligations, less current portion...........................         35
  Total stockholders' equity (deficit)................................................    (15,528)

------------------------------

(1) Based on shares outstanding as of December 31, 1998. Includes an aggregate of 723,371 shares issuable upon the exercise of warrants outstanding as of December 31, 1998, substantially all of which are expected to be exercised prior to the completion of this offering. Excludes shares issuable upon exercise of a warrant we are obligated to issue to an equipment lessor prior to this offering. Also excludes 13,123,813 shares of Common Stock reserved for issuance under our stock option and stock purchase plans, of which 4,254,200 shares were subject to outstanding options as of December 31, 1998 with a weighted average exercise price of $0.996 per share. See "Management--Stock Plans" and Notes 6 and 8 of Notes to Financial Statements.

(2) Included in general and administrative expenses related to the amortization expense of deferred compensation is $2,000 for the fiscal year ended March 31, 1998 and $1.6 million for the nine months ended December 31, 1998.

(3) See Note 1 of Notes to Financial Statements for an explanation of the determination of the number of shares and share equivalents used in computing pro forma per share amounts.

(4) "As adjusted" reflects the application of the net proceeds from the sale of shares of Common Stock offered by us at an assumed initial
    public offering price of $      per share, after deducting the underwriting
    discount and estimated offering expenses. It also reflects conversion of all outstanding shares of Redeemable Convertible Preferred Stock into Common Stock upon the closing of this offering. See "Use of Proceeds" and "Capitalization".

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW AND THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE DECIDING WHETHER TO INVEST IN SHARES OF OUR COMMON STOCK. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS OPERATIONS.

    IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS COULD BE MATERIALLY ADVERSELY AFFECTED. IN SUCH CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE AND YOU MAY LOSE PART OR ALL OF YOUR INVESTMENT.

    THIS PROSPECTUS ALSO CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THESE STATEMENTS REFER TO OUR FUTURE PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. THESE STATEMENTS MAY BE IDENTIFIED BY THE USE OF WORDS SUCH AS "EXPECTS", "ANTICIPATES", "INTENDS", "PLANS" AND SIMILAR EXPRESSIONS. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CONTRIBUTE TO THESE DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW AND ELSEWHERE IN THIS PROSPECTUS.

WE HAVE A LIMITED OPERATING HISTORY

    We were incorporated in November 1996. We began selling products on our Web site in October 1997. Accordingly, we have a limited operating history. An investor in our Common Stock must consider the risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets. These risks include our:

- evolving business model;

- competition;

- need for increased customer acceptance of the online purchase of children's products;

- ability to maintain and expand our customer base;

- ability to manage inventory levels and product return risks;

- need to manage growth and changing operations, including our recent implementation of a new accounting and financial reporting system;

- need to continue to develop and upgrade our Web site, transaction-processing systems and network infrastructure;

- ability to scale our systems and fulfillment capabilities to accommodate the growth of our business;

- ability to access additional capital when required;

- ability to develop and renew strategic relationships;

- dependence upon key personnel; and

- dependence on the reliability and growing use of the Internet for commerce and communication and on general economic conditions.

    We cannot be certain that our business strategy will be successful or that we will successfully address these risks.

WE HAVE A HISTORY OF LOSSES AND WE ANTICIPATE FUTURE LOSSES AND NEGATIVE CASH
FLOW

    Since inception, we have incurred significant losses, and as of December 31, 1998, we had an accumulated deficit of $17.5 million. We incurred net losses of $2.3 million for the fiscal year ended March 31, 1998 and $15.3 million for the nine months ended December 31, 1998.

    We expect operating losses and negative cash flow to continue for the foreseeable future. We anticipate our losses will increase significantly from current levels because we expect to incur additional costs and expenses related to:

- brand development, marketing and other promotional activities;

- the expansion of our inventory management and order fulfillment infrastructure;

- the continued development of our Web site, transaction-processing systems and network infrastructure;

- the expansion of our product offerings and Web site content; and

- strategic relationship development.

    Our ability to become profitable depends on our ability to generate and sustain substantially higher net sales while maintaining reasonable expense levels. If we do achieve profitability, we cannot be certain that we would be able to sustain or increase profitability on a quarterly or annual basis in the future. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

OUR FUTURE OPERATING RESULTS ARE UNPREDICTABLE

    As a result of our limited operating history, it is difficult to accurately forecast our net sales and we have limited meaningful historical financial data upon which to base planned operating expenses. We base our current and future expense levels on our operating plans and estimates of future net sales, and our expenses are to a large extent fixed. Sales and operating results are difficult to forecast because they generally depend on the volume and timing of the orders we receive. As a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall. We may also be unable to increase our spending and expand our operations in a timely manner to adequately meet customer demand to the extent it exceeds our expectations.

    Our annual and quarterly operating results may be affected and may fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. Factors that may harm our business or cause our operating results to fluctuate include the following:

- our inability to obtain new customers at reasonable cost, retain existing customers, or encourage repeat purchases;

- decreases in the number of visitors to our Web site or our inability to convert visitors to our Web site into customers;

- the mix of toys, video games, software, videos and music sold by us;

- seasonality;

- our inability to manage inventory levels;

- our inability to manage fulfillment operations;

- our inability to adequately maintain, upgrade and develop our Web site, transaction-processing systems or network infrastructure;

- the ability of our competitors to offer new or enhanced Web sites, services or products;

- price competition;

- an increase in the level of our product returns;

- fluctuations in the demand for children's products associated with movies, television and other entertainment events;

- our inability to obtain popular children's toys, video games, software, videos and music from our vendors;

- fluctuations in the amount of consumer spending on children's toys, video games, software, videos and music;

- the termination of existing, or failure to develop new, strategic marketing relationships pursuant to which we receive exposure to traffic on third-party Web sites;

- the extent to which we are not able to participate in advertising campaigns such as those conducted by Visa;

- increases in the cost of online or offline advertising;

- our inability to attract new personnel in a timely and effective manner or retain existing personnel;

- the amount and timing of operating costs and capital expenditures relating to expansion of our operations;

- unexpected increases in shipping costs or delivery times, particularly during the holiday season;

- technical difficulties, system downtime or Internet brownouts;

- government regulations related to use of the Internet for commerce or for sales and distribution of toys, video games, software, videos and music;

- general economic conditions and economic conditions specific to the Internet, online commerce and the children's toy, video game, software, video and music industries.

    A number of factors will cause our gross margins to fluctuate in future periods, including the mix of toys, video games, software, videos and music sold by us, inventory management, inbound and outbound shipping and handling costs, the level of product returns and the level of discount pricing and promotional coupon usage. Any change in one or more of these factors could materially and adversely affect our gross margins and operating results in future periods.

    Due to the foregoing factors, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is likely that in some future quarter our operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of our Common Stock may fall significantly.

OUR MARKET IS HIGHLY SEASONAL

    The market for children's toys, video games, software, videos and music is highly seasonal. According to industry sources, approximately 52% of retail sales in this market occurred in the fourth calendar quarter of each of 1997 and 1998. Accordingly, we have historically experienced and expect to continue to experience seasonal fluctuations in our net sales. In particular, a disproportionate amount of our net sales have been realized during the fourth calendar quarter and we expect this trend to continue in the future.

    Due to our limited operating history, it is difficult to predict the seasonal pattern of our sales and the impact of such seasonality on our business and financial results. In the future, our seasonal sales patterns may become more pronounced, may strain our personnel and fulfillment activities and may cause a shortfall in net sales as compared to expenses in a given period.

    In anticipation of increased sales activity during the fourth calendar quarter, we hire a significant number of temporary employees to bolster our permanent staff and we significantly increase our inventory levels. If for any reason our sales were below seasonal norms during this quarter, our annual operating results would be adversely affected. Historically, net sales during the first three calendar quarters of the year are lower than in the fourth calendar quarter, and we expect this trend to continue. These seasonal patterns will cause quarterly fluctuations in our operating results and could adversely affect our financial performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

CONSUMER TRENDS CHANGE AND WE FACE SIGNIFICANT INVENTORY RISK

    The market for children's toys, video games, software, videos and music is subject to rapidly changing trends in consumer tastes. It is critical to our success that we accurately predict these trends and stock sufficient amounts of popular toys and other products on a timely basis and not overstock unpopular products. Since we derive a majority of our net sales in the fourth calendar quarter of each year, our failure to sufficiently stock popular toys and other products in advance of such fourth calendar quarter would adversely affect our operating results for the entire fiscal year.

    We carry a significant level of inventory. As a result, the changing trends in the market for children's toys, video games, software, videos and music subject us to significant inventory risks. The demand for certain products can change between the time the products are ordered and the date of receipt. In the event that one or more products do not achieve widespread consumer acceptance, we may be required to take significant inventory markdowns, which would adversely affect our business. This risk may be greatest in the first calendar quarter of each year, after we have significantly increased inventory levels for the holiday season. We believe that this risk will increase as we open new departments or enter new product categories due to our lack of experience in purchasing products for these categories. In addition, to the extent that demand for our products increases over time, we may be forced to increase inventory levels. Any such increase would subject us to additional inventory risks. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business".

WE RELY ON KEY TOY VENDORS AND KEY DISTRIBUTORS

    Our success depends on our ability to purchase products in sufficient quantities at competitive prices, particularly for the holiday shopping season. Additionally, vendors from time to time offer exclusive allocations of product to certain retailers for limited periods of time. If we are not able to offer our customers sufficient quantities of toys or offer products in a timely manner, our business will be adversely affected.

    According to industry sources, sales of Mattel and Hasbro products represented approximately 31% of traditional domestic toy sales during 1997. As a result, we derive a significant percentage of our net sales from sales of Mattel and Hasbro products. We also derive a significant percentage of our net sales from the sale of video game products that are primarily supplied to us by a single distributor. As is common in the industry, we do not have long-term or exclusive arrangements with any vendor or distributor that guarantee the availability of toys or other children's products for resale. Therefore, we do not have a predictable or certain supply of toys or other products. From time to time, we have experienced difficulty in obtaining sufficient product allocation from certain key vendors. If we were unable to obtain sufficient quantities of products from Mattel, Hasbro or our video game distributor, our business would be adversely affected.

    In addition, such vendors have, and may continue to expand, their own online retailing efforts, which may impact our ability to get sufficient product allocations from such vendors.

WE NEED TO MANAGE GROWTH IN OPERATIONS

    Our ability to successfully offer products and services and implement our business plan in a rapidly evolving market requires an effective planning and management process. We continue to increase the scope of our operations and have grown our headcount substantially. Excluding part-time employees that we hire during the fourth calendar quarter of each year, at December 31, 1997, we had a total of 13 employees and at December 31, 1998, we had a total of 235 employees. This growth has placed, and our anticipated future operations will continue to place, a significant strain on our management, information systems and resources. Furthermore, our current fulfillment operations are not adequate to accommodate significant increases in customer demand that may occur during the fourth calendar quarter of 1999. As a result, during 1999, we intend to open a second fulfillment facility that will be located outside of the greater Los Angeles area. We are not experienced in coordinating and managing fulfillment operations in geographically distant locations. This task will place a further strain on our management, information systems and resources.

    We expect that we will need to continue to improve our financial and managerial controls and reporting systems and procedures. We recently installed a new accounting and financial reporting system and we are currently in the process of integrating such system with certain of our other information systems. A failure to successfully implement and integrate these systems would adversely affect our business. In addition, we will need to continue to expand, train and manage our workforce. Furthermore, we expect that we will be required to manage multiple relationships with various vendors and other third parties.

WE FACE RISKS ASSOCIATED WITH OUR ACCOUNTING AND FINANCIAL REPORTING SYSTEMS

    We have recently implemented new accounting and financial reporting software. In connection with the implementation, we have encountered difficulties integrating this new software with certain of our other information systems. Additionally, we are in the process of upgrading certain of our other information systems and internal controls, including those related to the purchase and receipt of inventory. If we grow rapidly, we will face additional challenges in upgrading and maintaining such systems. If we fail to successfully implement and integrate these new financial reporting and information systems or we are not able to scale these systems with our growth, we may not have adequate, accurate and timely financial information. Failure to have adequate, accurate and/or timely financial information would harm our business and could lead to volatility in our stock price.

OUR MARKETS ARE HIGHLY COMPETITIVE

    The online commerce market is new, rapidly evolving and intensely competitive. We expect competition to intensify in the future. Barriers to entry are minimal, and current and new competitors can launch new Web sites at a relatively low cost. In particular, the children's toy, video game, software, video and music retailing industries are intensely competitive.

    We currently or potentially compete with a variety of other companies, including:

- traditional store-based toy and children's product retailers such as Toys R Us, FAO Schwarz, Zany Brainy and Noodle Kidoodle;

- major discount retailers such as Wal-Mart, Kmart and Target;

- online efforts of these traditional retailers, including the online stores operated by Toys R Us, Wal-Mart and FAO Schwarz;

- physical and online stores of entertainment entities that sell and license children's products, such as The Walt Disney Company and Warner Bros.;

- catalog retailers of children's products;

- vendors or manufacturers of children's products that currently sell certain of their products directly online, such as Mattel and Hasbro;

- other online retailers that include certain children's products as part of their product offerings, such as Amazon.com, Barnesandnoble.com, CDnow, Beyond.com and Reel.com;

- Internet portals and online service providers that feature shopping services, such as AOL, Yahoo!, Excite and Lycos; and

- various smaller online retailers of children's products, such as BrainPlay.com, Red Rocket and Toysmart.com.

    Many of our current and potential traditional store-based and online competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Many of these current and potential competitors can devote substantially more resources to Web site and systems development than we can. In addition, larger, well-established and well-financed entities may acquire, invest in or form joint ventures with online competitors or children's toy, video game, software, video and music publishers or suppliers as the use of the Internet and other online services increases.

    Certain of our competitors may be able to secure products from vendors on more favorable terms, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies than we can. Traditional store-based retailers also enable customers to see and feel products in a manner that is not possible over the Internet. Some of our competitors such as Toys R Us and Wal-Mart have significantly greater experience in selling children's toys, video games, software, videos and music products.

    Our online competitors are particularly able to use the Internet as a marketing medium to reach significant numbers of potential customers. Finally, new technologies and the expansion of existing technologies, such as price comparison programs that select specific titles from a variety of Web sites and may direct customers to other online toy, video game, software, video and music retailers, may increase competition.

    If we face increased competition, our operating results may be adversely affected.

WE MAY ENTER NEW BUSINESS CATEGORIES

    We may choose to expand our operations by developing new departments or product categories, promoting new or complementary products or sales formats, expanding the breadth and depth of products and services offered or expanding our market presence through relationships with third parties. In addition, we may pursue the acquisition of new or complementary businesses, products or technologies, although we have no present understandings, commitments or agreements with respect to any material acquisitions or investments. We may not be successful in our efforts to expand our operations, and potential customers may not react favorably to these efforts. Furthermore, any new department or product category that is launched by us but not favorably received by consumers could damage our brand or reputation. An expansion of our business in this manner would also require significant additional expenses, expose us to additional inventory risk and development, operations and editorial resources and would strain our management, financial and operational resources and subject us to increased inventory risk.

WE FACE FULFILLMENT OPERATIONS RISKS

    Our success depends on our ability to rapidly scale our fulfillment operations in order to accommodate a significant increase in customer orders. Our current fulfillment operations are not adequate to accommodate significant increases in customer demand that may occur during the fourth calendar quarter of 1999. We must also be able to rapidly scale our fulfillment operations and information systems to accommodate significant increases in demand, which may require us to automate tasks that are currently performed manually. If we do not successfully scale our fulfillment operations to accommodate demand generally and, in particular, increased demand during the fourth calendar quarter of each year, due to the seasonal nature of our business, our business will be adversely affected.

    During 1999, we intend to open a second fulfillment facility that will be located outside of the greater Los Angeles area. We are not experienced in coordinating and managing fulfillment operations in geographically distant locations. This planned expansion may cause disruptions that adversely affect our business. Further, we rely upon third-party carriers for product shipments, including shipments to and from our fulfillment facility. We are therefore subject to the risks, including employee strikes and inclement weather, associated with such carriers' ability to provide delivery services to meet our shipping needs. In addition, failure to deliver products to our customers in a timely manner would adversely affect our reputation and brand. We also depend upon temporary employees to adequately staff our fulfillment facility, particularly during the holiday shopping season. If we do not have sufficient sources of temporary employees, our business will be adversely affected.

WE HAVE CAPACITY CONSTRAINT AND SYSTEM DEVELOPMENT RISKS

    Our success, in particular our ability to successfully receive and fulfill orders and provide high quality customer service, largely depends on the efficient and uninterrupted operation of our computer and communications systems. Our success also depends on our ability to rapidly expand our Web site, transaction-processing systems and network infrastructure without any systems interruptions in order to accommodate significant increases in visitors to our Web site and significant increases in customer orders. Many of our software systems are custom-developed and we rely on our employees and certain third-party contractors to develop and maintain these systems. If certain of these employees or contractors become unavailable to us, we may experience difficulty in improving and maintaining such systems. Although we are continually enhancing and expanding our Web site, transaction-processing systems and network infrastructure, we have experienced periodic systems interruptions, which we believe will continue to occur. Due to the seasonal nature of our business, it is particularly important that we are able to expand our Web site, transaction-processing systems and network infrastructure as necessary in preparation for the fourth calendar quarter and that we operate during that quarter without systems interruptions. Our failure to achieve or maintain high capacity data transmission without system downtime, particularly during the fourth calendar quarter, would adversely affect our business.

WE FACE THE RISKS OF SYSTEM FAILURES

    Substantially all of our product development and information management systems, as well as inventory, are in facilities we lease in Southern California. Substantially all of our computer and communications hardware systems are located at a third-party facility in Sunnyvale, California. Our systems and operations, including our fulfillment operations, are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. We have no formal disaster recovery plan and our business interruption insurance may not adequately compensate us for losses that may occur. The occurrence of a natural disaster or unanticipated problems at our leased facilities in Southern California or at the third-party facility in Sunnyvale, California could cause interruptions or delays in our business, loss of data or render us unable to accept and fulfill customer orders. In additional, the failure by the third-party facility to provide the data communications capacity required by us, as a result of human error, natural disaster or other operational disruptions, could result in interruptions in our service. The occurrence of any or all of the events could adversely affect our reputation and brand and business.

WE ARE EXPOSED TO RISKS ASSOCIATED
WITH ONLINE COMMERCE SECURITY AND
CREDIT CARD FRAUD

    Consumer concerns over the security of transactions conducted on the Internet or the privacy of users may inhibit the growth of the Internet and online commerce. To securely transmit confidential information, such as customer credit card numbers, we rely on encryption and authentication technology that we license from third parties. We cannot predict whether events or developments will result in a compromise or breach of the algorithms we use to protect customer transaction data. Furthermore, our servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. We may need to expend significant additional capital and other resources to protect against a security breach or to alleviate problems caused by any breaches. Our business may be adversely affected if our security measures do not prevent security breaches and we cannot assure that we can prevent all security breaches.

    To date, we have suffered losses as a result of orders placed with fraudulent credit card data even though the associated financial institution approved payment of the orders. Under current credit card practices, a merchant is liable for fraudulent credit card transactions where, as is the case with the transactions we process, that merchant does not obtain a cardholder's signature. A failure to adequately control fraudulent credit card transactions would adversely affect our business.

WE WILL NEED ADDITIONAL CAPITAL

    We require substantial working capital to fund our business. Since our inception, we have experienced negative cash flow from operations and expect to experience significant negative cash flow from operations for the foreseeable future. We currently anticipate that the net proceeds of this offering, together with our available funds, will be sufficient to meet our anticipated needs for working capital and capital expenditures through at least the next 12 months. We may need to raise additional funds prior to the expiration of such period. If we raise additional funds through the issuance of equity, equity-related or debt securities, such securities may have rights, preferences or privileges senior to those of the rights of our Common Stock and our stockholders may experience additional dilution. We cannot be certain that additional financing will be available to us on favorable terms when required, or at all.

OUR COMMON STOCK PRICE MAY BE VOLATILE

    The market price for our Common Stock is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

- actual or anticipated variations in our quarterly operating results;

- announcements of technological innovations or new products or services by us or our competitors;

- changes in financial estimates by securities analysts;

- conditions or trends in the Internet and/or online commerce industries;

- changes in the economic performance and/or market valuations of other Internet, online commerce or retail companies;

- announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

- additions or departures of key personnel;

- release of lock-up or other transfer restrictions on our outstanding shares of Common Stock or sales of additional shares of Common Stock; and

- potential litigation.

    The market prices of the securities of Internet-related and online commerce companies have been especially volatile. Broad market and industry factors may adversely affect the market price of our Common Stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of their stock, many companies have been the subject of securities class action litigation. If we were sued in a securities class action, it could result in substantial costs and a diversion of management's attention and resources and would adversely affect our stock price.

WE DEPEND ON THE INTERNET AND THE
DEVELOPMENT OF THE INTERNET INFRASTRUCTURE

    Our success will depend in large part on continued growth in, and the use of, the Internet, particularly for commerce. There are critical issues concerning the commercial use of the Internet which remain unresolved. The issues concerning the commercial use of the Internet which we expect to affect the development of the market for our services include:

- security;

- reliability;

- cost;

- ease of access;

- quality of service; and

- increases in bandwidth availability.

    If the Internet develops more slowly than we expect, as a commercial or business medium, it will adversely affect our business. In addition, companies that control access to Internet transactions through network access or Web browsers could promote our competitors or charge us a substantial fee for inclusion in their product or service offerings. Either of these developments could adversely affect our business.

RAPID TECHNOLOGICAL CHANGE MAY ADVERSELY AFFECT US

    To remain competitive, we must continue to enhance and improve the functionality and features of our online store. The Internet and the online commerce industry are rapidly changing. If competitors introduce new products and services embodying new technologies, or if new industry standards and practices emerge, our existing Web site and proprietary technology and systems may become obsolete. Our future success will depend on our ability to do the following:

- both license and internally develop leading technologies useful in our business;

- enhance our existing services;

- develop new services and technologies that address the increasingly sophisticated and varied needs of our prospective customers; and

- respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

    To develop our Web site and other proprietary technology entails significant technical and business risks. We may use new technologies ineffectively or we may fail to adapt our Web site, transaction-processing systems and network infrastructure to customer requirements or emerging industry standards. If we face material delays in introducing new services, products and enhancements, our customers may forego the use of our services and use those of our competitors.

INTELLECTUAL PROPERTY CLAIMS AGAINST US
CAN BE COSTLY AND RESULT IN THE LOSS
OF SIGNIFICANT RIGHTS

    Other parties may assert infringement or unfair competition claims against us. In the past, other parties have sent us notice of claims of infringement of proprietary rights, and we expect to receive other notices in the future. We cannot predict whether third parties will assert claims of infringement against us, or whether any past or future assertions or prosecutions will adversely affect our business. If we are forced to defend against any such claims, whether they are with or without merit or are determined in our favor, then we may face costly litigation, diversion of technical and management personnel, or product shipment delays. As a result of such a dispute, we may have to develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. If there is a successful claim of product infringement against us and we are unable to develop non-infringing technology or license the infringed or similar technology on a timely basis, it could adversely affect our business.

PROTECTION OF OUR TRADEMARKS AND
PROPRIETARY RIGHTS IS UNCERTAIN

    We regard our copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as critical to our success. We rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to protect our proprietary rights. In September 1998, the United States Patent and Trademark Office granted us a registered trademark for "eToys" for online retail services for toys and games. We have filed a trademark application for "eToys" for toys, games and playthings and for sales of toys, games and playthings. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which we sell our products and services online. Therefore, the steps we take to protect our proprietary rights may be inadequate.

PROTECTION OF DOMAIN NAME IS UNCERTAIN

    We currently hold various Web domain names relating to our brand, including the "eToys.com" domain name. The acquisition and maintenance of domain names generally is regulated by governmental agencies and their designees. For example, in the United States, the National Science Foundation has appointed Network Solutions, Inc. as the current exclusive registrar for the ".com", ".net" and ".org" generic top-level domains. The regulation of domain names in the United States and in foreign countries is subject to change in the near future. Such changes in the United States are expected to include a transition from the current system to a system which is controlled by a non-profit corporation and the creation of additional top-level domains. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may be unable to acquire or maintain relevant domain names in all countries in which we conduct business. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

WE MAY BECOME SUBJECT TO BURDENSOME GOVERNMENT REGULATION

    Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. The United States Congress recently enacted Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union recently enacted its own privacy regulations. The law of the Internet, however, remains largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet. In addition, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business online. The adoption or modification of laws or regulations relating to the Internet could adversely affect our business.

WE MAY BE LIABLE FOR INTERNET CONTENT

    We believe that our future success will depend in part upon our ability to deliver original and compelling descriptive content about the children's toys, video games, software, videos and music that we sell on the Internet. As a publisher of online content, we face potential liability for defamation, negligence, copyright, patent or trademark infringement, or other claims based on the nature and content of materials that we publish or distribute. In the past, plaintiffs have brought such claims and sometimes successfully litigated them against online services. Although we carry general liability insurance, our insurance may not cover claims of these types or may be inadequate to indemnify us for all liability that may be imposed on us. If we face liability, particularly liability that is not covered by our insurance or is in excess of our insurance coverage, then our reputation and our business may suffer.

WE MAY BE SUBJECT TO SALES AND OTHER TAXES

    We do not currently collect sales or other similar taxes for physical shipments of goods into states other than California. However, one or more local, state or foreign jurisdictions may seek to impose sales tax collection obligations on us. In addition, any new operation in states outside California could subject our shipments in such states to state sales taxes under current or future laws. If one or more states or any foreign country successfully asserts that we should collect sales or other taxes on the sale of our products, it could adversely affect our business.

WE DEPEND ON KEY PERSONNEL

    We depend on the continued services and performance of our senior management and other key personnel, particularly Edward C. Lenk, our President, Chief Executive Officer and Uncle of the Board. Our future success also depends upon the continued service of our executive officers and other key sales, marketing and support personnel. The majority of our senior management joined us in the last two months, including our Chief Financial Officer, Chief Information Officer and Senior Vice President of Operations. Our future success depends on these officers effectively working together with our original management team. None of our officers or key employees is bound by an employment agreement for any specific term. Our relationships with these officers and key employees are at will. We do not have "key person" life insurance policies covering any of our employees.

WE FACE YEAR 2000 RISKS

    Many existing computer programs use only two digits to identify a year. These programs were designed and developed without addressing the impact of the upcoming change in the century. If not corrected, many computer software applications could fail or create erroneous results by, at or beyond the year 2000. We use software, computer technology and other services internally developed and provided by third-party vendors that may fail due to the year 2000 phenomenon. For example, we are dependent on the financial institutions involved in processing our customers' credit card payments for Internet services and a third party that hosts our servers. We are also dependent on telecommunications vendors to maintain our network and the United States Postal Service and other third-party carriers to deliver orders to customers.

    We have reviewed the year 2000 compliance of our internally developed proprietary software. Since inception, we have internally developed substantially all of the systems for the operation of our Web site. These systems include the software used to provide our Web site's search, customer interaction, and transaction-processing and fulfillment functions, as well as firewall, security, monitoring and back-up capabilities. Based upon our assessment to date, we believe that our internally developed proprietary software is year 2000 compliant.

    We are currently assessing the year 2000 readiness of our third-party supplied software, computer technology and other services and of our vendors. Based upon the results of this assessment, we will develop and implement, if necessary, a remediation plan with respect to third-party suppliers, third-party vendors and computer technology and services that may fail to be year 2000 compliant. At this time, the expenses associated with this assessment and potential remediation plan cannot be determined. The failure of our software and computer systems and of our third-party suppliers to be year 2000 complaint would have a material adverse effect on us.

    The year 2000 readiness of the general infrastructure necessary to support our operations is difficult to assess. For instance, we depend on the integrity and stability of the Internet to provide our services. We also depend on the year 2000 compliance of the computer systems and financial services used by consumers. A significant disruption in the ability of consumers to reliably access the Internet or portions of it or to use their credit cards would have an adverse effect on demand for our services and would have a material adverse effect on us.

THERE ARE RISKS ASSOCIATED WITH POTENTIAL ACQUISITIONS

    If we are presented with appropriate opportunities, we intend to make investments in complementary companies, products or technologies. We may not realize the anticipated benefits of any acquisition or investment. If we buy a company, we could have difficulty in assimilating that company's personnel and operations. In addition, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in assimilating the acquired technology or products into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Furthermore, we may have to incur debt or issue equity securities to pay for any future acquisitions or investments, the issuance of which could be dilutive to us or our existing stockholders.

WE HAVE DISCRETION AS TO USE OF PROCEEDS

    Our management can spend the proceeds from this offering in ways with which the stockholders may not agree. We cannot predict that the proceeds will be invested to yield a favorable return. See "Use of Proceeds".

CONTROL BY OFFICERS AND DIRECTORS

    Executive officers, directors and entities affiliated with them will, in the
aggregate, beneficially own approximately       % of our outstanding Common
Stock following the completion of this offering. These stockholders, if acting together, would be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. See "Principal Stockholders".

ANTITAKEOVER PROVISIONS

    Provisions of our Amended and Restated Certificate of Incorporation, Bylaws, and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. See "Description of Capital Stock".

SHARES ELIGIBLE FOR FUTURE SALE

    If our stockholders sell substantial amounts of our Common Stock (including shares issued upon the exercise of outstanding options and warrants) in the public market following this offering, the market price of our Common Stock could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Upon completion of this offering, we will have outstanding shares of Common Stock (based upon 29,512,331 shares outstanding as of December 31, 1998), assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants after December 31, 1998. Of these shares, the shares sold in this offering are freely tradable. This leaves 29,512,331 remaining shares, all of which will be eligible for sale in the public market beginning 180 days after the date of this prospectus. See "Management--Stock Plans", "Shares Eligible for Future Sale" and "Underwriting".

WE DO NOT INTEND TO PAY DIVIDENDS

    We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future. See "Dividend Policy".

                                USE OF PROCEEDS

    The net proceeds to us from the sale of the shares being offered hereby at
an assumed public offering price of $      per share are estimated to be $
million, after deducting the underwriting discount and estimated offering
expenses payable by us, ($      million if the underwriters' over-allotment
option is exercised in full). We expect to use the net proceeds of this offering for the payment of marketing and sales expenses, including payments associated with advertising, capital expenditures associated with technology and systems upgrades, the expansion of our fulfillment operations and executive offices and general corporate purposes including working capital. In addition, we may use a portion of the net proceeds to acquire complementary technologies or businesses; however, we currently have no commitments or agreements and are not involved in any negotiations with respect to any such transactions. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in interest-bearing, investment grade securities.

                                DIVIDEND POLICY

    We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of December 31, 1998
(i) on an actual basis, (ii) on a pro forma basis to reflect the automatic conversion of all outstanding shares of Redeemable Convertible Preferred Stock into shares of Common Stock upon the closing of this offering and (iii) on an as adjusted basis as to give effect to the receipt of the estimated net proceeds
from the sale by us of          shares of Common Stock at an assumed initial
public offering price of $         per share.

                                                                  DECEMBER 31, 1998
                                                          ---------------------------------
                                                                                     AS
                                                           ACTUAL    PRO FORMA    ADJUSTED
                                                          ---------  ----------  ----------
                                                                   (IN THOUSANDS)
Long-term capital lease obligations, less current
  portion...............................................  $      35  $       35  $
Redeemable Convertible Preferred Stock, 18,926,423
  shares authorized:
  Series A Preferred Stock; $.0001 par value; 6,366,403
    shares issued and outstanding, actual; no shares
    authorized, pro forma and as adjusted, none issued
    and outstanding.....................................      3,947          --
  Series B Preferred Stock; $.0001 par value; 11,886,649
    shares issued and outstanding, actual; no shares
    authorized, pro forma and as adjusted, none issued
    and outstanding.....................................     24,952          --
Stockholders' equity (deficit):
  Preferred Stock: $0.0001 par value, 5,000,000 shares
    authorized, none issued or outstanding actual, pro
    forma and as adjusted...............................         --          --
  Common Stock: $0.0001 par value, 50,000,000 shares
    authorized, 11,259,279 shares issued and outstanding
    actual; 200,000,000 shares authorized, 29,512,331
    issued and outstanding, pro forma;       shares
    issued and outstanding as adjusted(1)...............          1           3
Additional paid-in capital..............................     32,202      61,099
Receivables from stockholders...........................       (147)       (147)
Deferred compensation(2)................................    (30,058)    (30,058)
Accumulated deficit.....................................    (17,526)    (17,526)
                                                          ---------  ----------  ----------
    Total stockholders' equity (deficit)................    (15,528)     13,371
                                                          ---------  ----------  ----------
        Total capitalization............................  $  13,406  $   13,406  $
                                                          ---------  ----------  ----------
                                                          ---------  ----------  ----------

------------------------

(1) Includes an aggregate of 723,371 shares issuable upon the exercise of warrants outstanding as of December 31, 1998, substantially all of which are expected to be exercised prior to the completion of this offering. Excludes shares issuable upon exercise of a warrant we are obligated to issue to an equipment lessor prior to this offering. Also excludes 13,123,813 shares reserved for issuance under our stock option and stock purchase plans, of which 4,254,200 were subject to outstanding options as of December 31, 1998. See "Management-- Stock Plans" and Notes 6 and 8 of Notes to Financial Statements.

(2) We recorded deferred compensation of $31.6 million for the nine months ended December 31, 1998. See Note 5 of Notes to Financial Statements.

                                    DILUTION

    Our pro forma net tangible book value as of December 31, 1998 was
approximately $      million or $         per share. Net tangible book value per
share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of Common Stock outstanding after giving effect to the automatic conversion of the Redeemable Convertible Preferred Stock. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in this offering and the net tangible book value per share of Common Stock immediately after the completion of this offering. After
giving effect to the sale of the              shares of Common Stock offered by
us at an assumed initial public offering price of $         per share, and after
deducting the underwriting discount and estimated offering expenses payable by us, our pro forma net tangible book value at December 31, 1998 would have been
approximately $         million or $         per share of Common Stock. This
represents an immediate increase in net tangible book value of $         per
share to existing stockholders and an immediate dilution of $         per share
to new investors of Common Stock. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share.......................             $
  Pro forma net tangible book value per share before the offering.....  $
  Increase per share attributable to new investors....................
                                                                        ---------
Pro forma net tangible book value per share after the offering (as adjusted)...........................................................
                                                                                   ---------
Dilution per share to new investors...................................             $
                                                                                   ---------
                                                                                   ---------

    The following table summarizes on a pro forma basis after giving effect to the offering, as of December 31, 1998, the differences between the existing stockholders and new investors with respect to the number of shares of Common Stock purchased from us, the total consideration paid to us and the average price per share paid.

                                                        SHARES PURCHASED       TOTAL CONSIDERATION       AVERAGE
                                                      --------------------  -------------------------   PRICE PER
                                                       NUMBER     PERCENT       AMOUNT       PERCENT      SHARE
                                                      ---------  ---------  --------------  ---------  -----------
Existing stockholders...............................                      %  $                       % $
New investors.......................................
                                                      ---------  ---------  --------------  ---------
Totals..............................................                 100.0%  $                  100.0%
                                                      ---------  ---------  --------------  ---------
                                                      ---------  ---------  --------------  ---------

    The preceding tables include an aggregate of 723,371 shares of Common Stock issuable upon the exercise of warrants outstanding as of December 31, 1998, substantially all of which are expected to be exercised prior to the completion of this offering. The preceding tables also exclude 13,123,813 shares of Common Stock reserved for issuance under our stock option and stock purchase plans, of which 4,254,200 were subject to outstanding options as of December 31, 1998 at a weighted average exercise price of $0.996 per share, and shares of Common Stock issuable upon exercise of a warrant we are obligated to issue to an equipment lessor prior to this offering.

                            SELECTED FINANCIAL DATA

    You should read the selected financial and operating data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes included elsewhere in this prospectus. The statement of operations data set forth below for the fiscal year ended March 31, 1998 and for the nine months ended December 31, 1998, and the selected balance sheet data as of March 31, 1998 and December 31, 1998 have been derived from our audited financial statements appearing elsewhere in this prospectus. The financial data for the nine months ended December 31, 1997 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the results of operations for these periods. The historical results are not necessarily indicative of results to be expected for any future period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                                                                            NINE MONTHS ENDED
                                                                   FISCAL YEAR ENDED          DECEMBER 31,
                                                                       MARCH 31,       ---------------------------
                                                                          1998             1997          1998
                                                                   ------------------  ------------  -------------
                                                                   (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales........................................................    $          687    $        530  $      23,900
Cost of sales....................................................               568             438         19,008
                                                                   ------------------  ------------  -------------
Gross profit.....................................................               119              92          4,892
Operating expenses:
  Marketing and sales............................................             1,290             632         14,354
  Product development............................................               421             206          2,006
  General and administrative(1)..................................               678             366          4,228
                                                                   ------------------  ------------  -------------
        Total operating expenses.................................             2,389           1,204         20,588
                                                                   ------------------  ------------  -------------

Operating loss...................................................            (2,270)         (1,112)       (15,696)
Interest income (expense), net...................................                 3             (15)           439
                                                                   ------------------  ------------  -------------
Loss before income taxes.........................................            (2,267)         (1,127)       (15,257)
Provision for income taxes.......................................                 1              --              1
                                                                   ------------------  ------------  -------------
Net loss.........................................................    $       (2,268)   $     (1,127) $     (15,258)
                                                                   ------------------  ------------  -------------
                                                                   ------------------  ------------  -------------
Pro forma basic net loss per share(2)............................    $        (0.23)   $      (0.14) $       (0.58)
                                                                   ------------------  ------------  -------------
                                                                   ------------------  ------------  -------------
Shares used to compute pro forma basic net loss per share(2).....        10,077,634       7,959,833     26,429,153
                                                                   ------------------  ------------  -------------
                                                                   ------------------  ------------  -------------

                                                                                         MARCH 31,    DECEMBER 31,
                                                                                           1998           1998
                                                                                        -----------  --------------
                                                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.............................................................   $   1,552     $   18,545
Working capital.......................................................................       1,456         10,117
Total assets..........................................................................       2,459         27,199
Long-term capital lease obligations, less current portion.............................          --             35
Total stockholders' equity (deficit)..................................................      (1,813)       (15,528)

--------------------------

(1) Included in general and administrative expenses related to the amortization expense of deferred compensation is $2,000 for the fiscal year ended March 31, 1998 and $1.6 million for the nine months ended December 31, 1998.

(2) See Note 1 of Notes to Financial Statements for an explanation of the determination of the number of shares and share equivalents used in computing pro forma per share amounts.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    EXCEPT FOR HISTORICAL INFORMATION, THE DISCUSSION IN THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THESE STATEMENTS REFER TO OUR FUTURE PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. THESE STATEMENTS MAY BE IDENTIFIED BY THE USE OF WORDS SUCH AS "EXPECTS", "ANTICIPATES", "INTENDS", "PLANS" AND SIMILAR EXPRESSIONS. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CONTRIBUTE TO THESE DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THE RISKS DISCUSSED IN THE SECTION TITLED "RISK FACTORS" IN THIS PROSPECTUS.

                                    OVERVIEW

    We are the leading Web-based retailer focused exclusively on children's products, including toys, video games, software, videos and music. We currently offer an extensive selection of competitively priced children's products consisting of over 8,500 stock keeping units ("SKUs") representing more than 700 brands. Since launching our Web site in October 1997, we have sold children's products to over 320,000 customers.

    We were incorporated in November 1996 and began offering products for sale on our Web site and entered into a marketing agreement with AOL on October 1, 1997. For the period from inception through October 1, 1997, we had no sales and our operating activities related primarily to the development of the necessary computer infrastructure and initial planning and development of our Web site and operations. Since launching our online store, we have continued these operating activities and have also focused on building sales momentum, expanding our product offerings, establishing vendor relationships, promoting our brand name and establishing fulfillment and customer service operations. Our cost of sales and operating expenses have increased significantly since inception. This trend reflects the costs associated with our formation as well as increased efforts to promote our brand, build market awareness, attract new customers, recruit personnel, build operating infrastructure and develop our Web site and associated transaction-processing systems.

    We have grown rapidly since launching our online store in October 1997. During the fall of 1998, we launched our redesigned Web site and added video game, software, video and music departments to our online store. Our net sales increased to $22.9 million for the quarter ended December 31, 1998 from $0.5 million for the quarter ended December 31, 1997. The market for children's toys, video games, software, videos and music is highly seasonal. A disproportionate amount of our net sales have been realized during the fourth calendar quarter and we expect this trend to continue in future periods. In addition, since a disproportionate amount of our net sales are realized during the fourth calendar quarter, we significantly increase our purchases of inventory during such quarter. Accordingly, our accounts payable are at their highest levels during the fourth calendar quarter. Our gross margin was 20.6% for the quarter ended December 31, 1998. Our gross margin will fluctuate in future periods based on factors such as product mix, inventory management, inbound and outbound shipping costs, the level of product returns, and the level of discount pricing and promotional coupon usage.

    Since 1997, we have significantly increased the depth of our management team to help implement our growth strategy. To facilitate our growth, we have recently expanded our senior management team to include a Chief Financial Officer, Chief Information Officer and Senior Vice President of Operations.

    Since inception, we have incurred significant losses and, as of December 31, 1998, had an accumulated deficit of $17.5 million. We expect operating losses and negative cash flow to continue for the foreseeable future. We anticipate our losses will increase significantly from current levels because we expect to incur additional costs and expenses related to brand development, marketing and other promotional activities; the expansion of our inventory management and order fulfillment infrastructure; the continued development of our Web site, transaction-processing systems and network infrastructure; the expansion of our product offerings and Web site content; and strategic relationship development.

    We have a limited operating history on which to base an evaluation of our business and prospects. You must consider our prospects in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as online commerce. Such risks for us include, but are not limited to, an evolving and unpredictable business model and management of growth. To address these risks, we must, among other things, maintain and expand our customer base, implement and successfully execute our business and marketing strategy, continue to develop and upgrade our technology and transaction-processing systems, improve our Web site, provide superior customer service and order fulfillment, respond to competitive developments and attract, retain and motivate qualified personnel. We cannot assure that we will be successful in addressing such risks, and our failure to do so could have a material adverse effect on our business, prospects, financial condition and results of operations.

    In connection with this offering of shares of our Common Stock, certain options granted in the fiscal years ended March 31, 1997 and 1998 have been considered to be compensatory. Deferred compensation associated with such options for the nine months ended December 31, 1998 amounted to $31.6 million. Of this amount, $1.6 million was charged to operations for the nine months ended December 31, 1998 and $30.0 million will be amortized over the vesting periods of the applicable options through the fiscal year ending March 31, 2003.

                             RESULTS OF OPERATIONS

    The following table sets forth statement of operations data as a percentage of net sales for the periods indicated:

                                                                              FISCAL YEAR      NINE MONTHS ENDED
                                                                                 ENDED            DECEMBER 31,
                                                                               MARCH 31,    ------------------------
                                                                                 1998          1997         1998
                                                                             -------------  -----------  -----------
Net sales..................................................................       100.0 %       100.0%       100.0%
Cost of sales..............................................................        82.7          82.6         79.5
                                                                                 ------     -----------  -----------
Gross profit...............................................................        17.3          17.4         20.5
Operating expenses:
  Marketing and sales......................................................       187.7         119.2         60.1
  Product development......................................................        61.3          38.9          8.4
  General and administrative...............................................        98.7          69.1         17.7
                                                                                 ------     -----------  -----------
      Total operating expenses.............................................       347.7         227.2         86.2
                                                                                 ------     -----------  -----------
Operating loss.............................................................      (330.4)       (209.8)       (65.7)
Interest income (expense), net.............................................         0.4          (2.8)         1.8
Provision for income taxes.................................................         0.1            --           --
                                                                                 ------     -----------  -----------
Net loss...................................................................      (330.1)%      (212.6)%      (63.9)%
                                                                                 ------     -----------  -----------
                                                                                 ------     -----------  -----------

                          QUARTERS ENDED DECEMBER 31,
                                 1997 AND 1998

NET SALES

    Net sales consist of product sales to customers and charges to customers for outbound shipping and handling and gift wrapping and are net of product returns, promotional discounts and coupons. Net sales increased to $22.9 million for the quarter ended December 31, 1998 from $0.5 million for the quarter ended December 31, 1997 as a result of the significant growth of our customer base and an increase in repeat purchases from our existing customers, reflecting the relaunch of our Web site and the addition of new departments to our online store during the fall of 1998.

COST OF SALES

    Cost of sales consists primarily of the costs of products sold to customers, outbound and inbound shipping and handling costs, and gift wrapping costs. Cost of sales increased to $18.2 million for the quarter ended December 31, 1998 from $0.4 million for the quarter ended December 31, 1997. This $17.8 million increase was primarily attributable to our increased sales volume and the addition of new departments to our online store during the fall of 1998. Our gross profit margin increased to 20.6% of net sales for the quarter ended December 31, 1998 from 17.4% of net sales for the quarter ended December 31, 1997. This increase was primarily due to greater sales of higher margin products as a percentage of our overall net sales.

OPERATING EXPENSES

    MARKETING AND SALES. Marketing and sales expenses consist primarily of advertising and promotional expenditures, fulfillment facility expenses, including equipment and supplies, and payroll and related expenses for personnel engaged in marketing, customer service and fulfillment activities. Marketing and sales expenses increased to $10.6 million for the quarter ended December 31, 1998 from $0.4 million for the quarter ended December 31, 1997. This $10.2 million increase was primarily attributable to the expansion of our online and offline advertising, including a comprehensive print and television advertising campaign, as well as to increased personnel and related expenses required to implement our marketing strategy. In addition, due to a significant increase in our sales volume, we experienced higher fulfillment and customer service expenses, including an increased level of temporary staffing during the holiday season. Marketing and sales expenses as a percentage of net sales decreased to 46.3% for the quarter ended December 31, 1998 from 83.8% for the quarter ended December 31, 1997. Such expenses decreased significantly as a percentage of net sales during the quarter ended December 31, 1998 due to the significant increase in net sales during such period. We intend to continue to pursue an aggressive branding and marketing campaign and, therefore, expect marketing and sales expenses to increase significantly in absolute dollars in future periods. In addition, to the extent that our sales volume increases in future periods, we expect marketing and sales expenses to increase in absolute dollars as we expand our fulfillment facilities to accommodate such increases in sales volume.

    PRODUCT DEVELOPMENT. Product development expenses consist primarily of payroll and related expenses for merchandising, Web site development and information technology personnel, Internet access and hosting charges and Web content and design expenses. Product development expenses increased to $0.9 million for the quarter ended December 31, 1998 from $0.1 million for the quarter ended December 31, 1997. This $0.8 million increase was primarily attributable to increased staffing and associated costs related to enhancing the features, content and functionality of our online store and increasing the capacity of our transaction-processing systems. Product development expenses as a percentage of net sales decreased to 4.0% for the quarter ended December 31, 1998 from 27.4% for the quarter ended December 31, 1997. Such expenses decreased significantly as a percentage of net sales during the quarter ended December 31, 1998 due to the significant increase in net sales during such period. We believe that continued investment in product development is critical to attaining our strategic objectives and, as a result, expect product development expenses to increase significantly in absolute dollars.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses consist of payroll and related expenses for executive and administrative personnel, facilities expenses, professional services expenses, travel and other general corporate expenses. General and administrative expenses increased to $3.1 million for the quarter ended December 31, 1998 from $0.2 million for the quarter ended December 31, 1997. This $2.9 million increase was primarily attributable to increased headcount and related expenses associated with the hiring of additional personnel, and increased professional services expenses. General and administrative expenses as a percentage of net sales decreased to 13.7% for the quarter ended December 31, 1998 from 44.2% for the quarter ended December 31, 1997. Such expenses decreased significantly as a percentage of net sales during the quarter ended December 31, 1998 due to the significant increase in net sales during such period. We expect general and administrative expenses to increase in absolute dollars as we expand our staff and incur additional costs related to the growth of our business and being a public company.

    In the quarter ended December 31, 1998, we recorded total deferred stock compensation of $30.4 million in connection with stock options granted during the period, including approximately $0.3 million which represents the fair value of options granted to certain non-employees during this period. Such amount is amortized to expense over the vesting periods of the applicable options, resulting in $1.5 million for the quarter ended December 31, 1998, which is included in general and administrative expenses. These amounts represent the difference between the exercise price of certain stock option grants and the deemed fair value of our Common Stock at the time of such grants.

INTEREST INCOME (EXPENSE), NET

    Interest income (expense), net consists of earnings on our cash and cash equivalents, net of interest expense attributable to convertible notes in the approximate principal amount of $895,000. These convertible notes were subsequently converted into shares of Series A Preferred Stock in December 1997. Net interest income increased to $0.2 million for the quarter ended December 31, 1998 from net interest expense of $15,000 for the quarter ended December 31, 1997. This $0.2 million increase was primarily attributable to earnings on higher average cash and cash equivalent balances during the quarter ended December 31, 1998.

INCOME TAXES

    As of December 31, 1998, we had $15.4 million of net operating loss carryforwards for federal income tax purposes, which expire beginning in 2012. We have provided a full valuation allowance on the deferred tax asset, consisting primarily of net operating loss carryforwards, because of uncertainty regarding its realizability. Certain changes in the ownership of our Common Stock, as defined in the Internal Revenue Code of 1986, as amended, may restrict the utilization of such carryforwards. See Note 3 of Notes to Financial Statements.

                         NINE MONTHS ENDED DECEMBER 31,
                                 1997 AND 1998

    Our fiscal year runs from April 1 through March 31. We commenced offering products for sale on our Web site on October 1, 1997, and, accordingly, the nine months ended December 31, 1997 only include a period of three months during which we were generating net sales and incurring certain expenses. Consequently, our net sales and expenses for the nine months ended December 31, 1998 have increased due to a full nine months of net sales generated and expenses incurred during such period as compared to three months of net sales and expenses during the nine months ended December 31, 1997.

NET SALES

    Net sales increased to $23.9 million for the nine months ended December 31, 1998 from $0.5 million for the nine months ended December 31, 1997 as a result of the significant growth of our customer base and an increase in repeat purchases from our existing customers, reflecting the relaunch of our Web site and the addition of new departments to our online store during the fall of 1998.

COST OF SALES

    Cost of sales increased to $19.0 million for the nine months ended December 31, 1998 from $0.4 million for the nine months ended December 31, 1997. This $18.6 million increase was primarily attributable to our increased sales volume and the addition of new departments to our online store during such period. Our gross profit margin increased to 20.5% of net sales for the nine months ended December 31, 1998 from 17.4% of net sales for the nine months ended December 31, 1997. This increase was primarily due to greater sales of higher margin products as a percentage of our overall net sales.

OPERATING EXPENSES

    MARKETING AND SALES. Marketing and sales expenses increased to $14.4 million for the nine months ended December 31, 1998 from $0.6 million for the nine months ended December 31, 1997. This $13.8 million increase was primarily attributable to the expansion of our online and offline advertising, including a comprehensive print and television advertising campaign, as well as to increased personnel and related expenses required to implement our marketing strategy. In addition, due to a significant increase in our sales volume, we experienced higher fulfillment and customer service expenses, including an increased level of temporary staffing during the holiday season. Marketing and sales expenses as a percentage of net sales decreased to 60.1% for the nine months ended December 31, 1998 from 119.2% for the nine months ended December 31, 1997. Such expenses decreased significantly as a percentage of net sales during the nine months ended December 31, 1998 due to the significant increase in net sales during such period.

    PRODUCT DEVELOPMENT. Product development expenses increased to $2.0 million for the nine months ended December 31, 1998 from $0.2 million for the nine months ended December 31, 1997. This $1.8 million increase was primarily attributable to increased staffing and associated costs related to enhancing the features, content and functionality of our online store and transaction-processing systems. Product development expenses as a percentage of net sales decreased to 8.4% for the nine months ended December 31, 1998 from 38.9% for the nine months ended December 31, 1997. Such expenses decreased significantly as a percentage of net sales during the nine months ended December 31, 1998 due to the significant increase in net sales during such period.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased to $4.2 million for the nine months ended December 31, 1998 from $0.4 million for the nine months ended December 31, 1997. This $3.8 million increase was primarily attributable to increased headcount and related expenses associated with the hiring of additional personnel, and increased professional services expenses. General and administrative expenses as a percentage of net sales decreased to 17.7% for the nine months ended December 31, 1998 from 69.1% for the nine months ended December 31, 1997. Such expenses decreased significantly as a percentage of net sales during the nine months ended December 31, 1998 due to the significant increase in net sales during such period.

    In the nine months ended December 31, 1998, we recorded total deferred stock compensation of $31.6 million in connection with stock options granted during the period, including approximately $0.3 million which represents the fair value of options granted to certain non-employees during this period. Such amount is amortized to expense over the vesting periods of the applicable options, resulting in $1.6 million for the nine months ended December 31, 1998, which is included in general and administrative expenses. These amounts represent the difference between the exercise price of certain stock option grants and the deemed fair value of our Common Stock at the time of such grants.

INTEREST INCOME (EXPENSE), NET

    Interest income (expense), net increased to $0.4 million for the nine months ended December 31, 1998 from $3,000 for the nine months ended December 31, 1997. This $0.4 million increase was primarily attributable to earnings on higher average cash and cash equivalent balances during the nine months ended December 31, 1998.

INCOME TAXES

    As of December 31, 1998, we had $15.4 million of net operating loss carryforwards for federal income tax purposes, which expire beginning in 2012. We have provided a full valuation allowance on the deferred tax asset, consisting primarily of net operating loss carryforwards, because of uncertainty regarding its realizability. Certain changes in the ownership of our Common Stock, as defined in the Internal Revenue Code of 1986, as amended, may restrict the utilization of such carryforwards. See Note 3 of Notes to Financial Statements.

                        QUARTERLY RESULTS OF OPERATIONS

    The following table sets forth certain unaudited quarterly statement of operations data for the five quarters ended December 31, 1998. This unaudited quarterly information has been derived from our unaudited financial statements and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the periods covered. The quarterly data should be read in conjunction with our financial statements and related notes. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

                                                                                QUARTER ENDED
                                                       ----------------------------------------------------------------
                                                        DEC. 31,     MARCH 31,     JUNE 30,     SEPT. 30,    DEC. 31,
                                                          1997          1998         1998         1998         1998
                                                       -----------  ------------  -----------  -----------  -----------
                                                                                (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net sales............................................  $     530     $     157    $     381    $     608    $  22,910
Cost of sales........................................        438           130          311          496       18,201
                                                       -----------  ------------  -----------  -----------  -----------
Gross profit.........................................         92            27           70          112        4,709
Operating expenses:
  Marketing and sales................................        444           658        1,370        2,372       10,611
  Product development................................        145           215          404          697          905
  General and administrative(1)......................        234           312          423          664        3,141
                                                       -----------  ------------  -----------  -----------  -----------
      Total operating expenses.......................        823         1,185        2,197        3,733       14,657
                                                       -----------  ------------  -----------  -----------  -----------
Operating loss.......................................       (731)       (1,158)      (2,127)      (3,621)      (9,948)
Interest income (expense), net.......................        (15)           18           (5)         277          166
Provision for income taxes...........................         --             1           --           --            1
                                                       -----------  ------------  -----------  -----------  -----------
Net loss.............................................  $    (746)    $  (1,141)   $  (2,132)   $  (3,344)   $  (9,783)
                                                       -----------  ------------  -----------  -----------  -----------
                                                       -----------  ------------  -----------  -----------  -----------
AS A PERCENTAGE OF NET SALES:
Net sales............................................      100.0 %       100.0 %      100.0 %      100.0 %      100.0 %
Cost of sales........................................       82.6          82.8         81.6         81.6         79.4
                                                       -----------  ------------  -----------  -----------  -----------
Gross profit.........................................       17.4          17.2         18.4         18.4         20.6
Operating expenses:
  Marketing and sales................................       83.8         419.1        359.6        390.1         46.3
  Product development................................       27.4         136.9        106.0        114.6          4.0
  General and administrative(1)......................       44.2         198.7        111.0        109.2         13.7
                                                       -----------  ------------  -----------  -----------  -----------
    Total operating expenses.........................      155.3         754.8        576.6        614.0         64.0
                                                       -----------  ------------  -----------  -----------  -----------
Operating loss.......................................     (137.9)       (737.6)      (558.3)      (595.6)       (43.4)
Interest income (expense), net.......................       (2.8)         11.5         (1.3)        45.6          0.7
Provision for income taxes...........................         --           0.6           --           --           --
                                                       -----------  ------------  -----------  -----------  -----------
Net loss.............................................     (140.8)%      (726.8)%     (559.6)%     (550.0)%      (42.7)%
                                                       -----------  ------------  -----------  -----------  -----------
                                                       -----------  ------------  -----------  -----------  -----------

------------------------------
(1) Included in general and administrative expenses are $2,000, $52,000, $74,000 and $1.49 million related to the amortization expense of deferred compensation for the quarters ended March 31, 1998, June 30, 1998, September 30, 1998 and December 31, 1998, respectively.

    Our quarterly operating results may be affected and may fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. Factors that may harm our business or cause our operating results to fluctuate include the following: our inability to obtain new customers at reasonable cost, retain existing customers, or encourage repeat purchases; decreases in the number of visitors to our Web site or our inability to convert visitors to our Web site into customers; the mix of toys, video games, software, videos and music sold by us; seasonality; our inability to manage inventory levels; our inability to manage fulfillment operations; our inability to adequately maintain, upgrade and develop our Web site, transaction-processing systems or network infrastructure; the ability of our competitors to offer new or enhanced Web sites, services or products; price competition; an increase in the level of our product returns; fluctuations in the demand for children's products associated with movies, television and other entertainment events; our inability to obtain popular children's toys, video games, software, videos and music from our vendors; fluctuations in the amount of consumer spending on children's toys, video games, software, videos and music; the termination of existing, or failure to develop new, strategic marketing relationships pursuant to which we receive exposure to traffic on third-party Web sites; the extent to which we are not able to participate in advertising campaigns such as those conducted by Visa; increases in the cost of online or offline advertising; our inability to attract new personnel in a timely and effective manner or retain existing personnel; the amount and timing of operating costs and capital expenditures relating to expansion of our operations; unexpected increases in shipping costs or delivery times, particularly during the holiday season; technical difficulties, system downtime or Internet brownouts; government regulations related to use of the Internet for commerce or for sales and distribution of toys, video games, software, videos and music; and general economic conditions and economic conditions specific to the Internet, online commerce and the children's toy, video game, software, video and music industries.

    Due to the foregoing factors, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is likely that in some future quarter our operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of our Common Stock may fall significantly.

                        LIQUIDITY AND CAPITAL RESOURCES

    Since inception, we have financed our operations primarily through private sales of Redeemable Convertible Preferred Stock which through December 31, 1998, totaled $28.7 million.

    Net cash used in operating activities was $4.9 million in the nine months ended December 31, 1998, and $1.0 million in the nine months ended December 31, 1997. Net cash used in operating activities for each of these periods primarily consisted of net losses as well as increases in inventories and prepaid expenses, partially offset by increases in accounts payable, accrued expenses and depreciation and amortization. The significant increase in working capital during the nine months ended December 31, 1998 was primarily due to significant growth in our operations.

    Net cash used in investing activities was $2.9 million in the nine months ended December 31, 1998, and $0.1 million in the nine months ended December 31, 1997. Net cash used in investing activities for each of these periods primarily consisted of leasehold improvements and purchases of equipment and systems, including computer equipment and fixtures and furniture.

    Net cash provided by financing activities was $24.9 million in the nine months ended December 31, 1998, and $4.1 million in the nine months ended December 31, 1997. Net cash provided by financing activities during the nine months ended December 31, 1998 primarily consisted of proceeds of $24.8 million

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from the issuance of Redeemable Convertible Preferred Stock.

    As of December 31, 1998 we had $18.5 million of cash and cash equivalents. As of that date, our principal commitments consisted of obligations outstanding under operating leases. Although we have no material commitments for capital expenditures, we anticipate a substantial increase in our capital expenditures and lease commitments consistent with anticipated growth in operations, infrastructure and personnel. We plan to open an additional fulfillment facility during fiscal 1999, which may require us to purchase real estate or commit to additional lease obligations and to purchase equipment and install leasehold improvements.

    We entered into a marketing agreement with AOL, the leading Internet online service provider, in October 1997. This agreement established us as a preferred AOL provider of children's toy products through an eToys content area on the AOL Network and AOL's Web site, aol.com, (the "AOL Online Area"). In addition, AOL agreed to promote and advertise eToys on a preferred basis in certain online areas controlled by AOL and to deliver a specified number of annual page views to the online areas promoting eToys. Over the 26-month term of the agreement, we are obligated to make minimum payments totaling $3.1 million to AOL, of which $1.4 million remained to be paid as of December 31, 1998. We have also agreed to deliver content through the AOL Online Area, provide children's toy products that are competitive in price and performance and manage, operate and support such content and children's toy products. The agreement with AOL expires on December 31, 1999; however, AOL may terminate the agreement earlier in the event we materially breach the agreement or in the event of bankruptcy or insolvency or certain similar adverse financial events.

    During the fiscal year ended March 31, 1998, we entered into a number of commitments for online and traditional offline advertising. As of December 31, 1998, our remaining commitments were $6.9 million, excluding amounts due under our agreement with AOL, which will be paid by December 31, 1999.

    We currently anticipate that the net proceeds of this offering, together with our available funds, will be sufficient to meet our anticipated needs for working capital and capital expenditures through at least the next 12 months. We may need to raise additional funds prior to the expiration of such period. If we raise additional funds through the issuance of equity, equity-related or debt securities, such securities may have rights, preferences or privileges senior to those of the rights of our Common Stock and our stockholders may experience additional dilution. We cannot be certain that additional financing will be available to us on favorable terms when required, or at all.

                                   YEAR 2000

    Many existing computer programs use only two digits to identify a year. These programs were designed and developed without addressing the impact of the upcoming change in the century. If not corrected, many computer software applications could fail or create erroneous results by, at or beyond the year 2000. We use software, computer technology and other services internally developed and provided by third-party vendors that may fail due to the year 2000 phenomenon. For example, we are dependent on the financial institutions involved in processing our customers' credit card payments for Internet services and a third party that hosts our servers. We are also dependent on telecommunications vendors to maintain our network and the United States Postal Service and other third-party carriers to deliver orders to customers.

    We have reviewed the year 2000 compliance of our internally developed proprietary software. Since inception, we have internally developed substantially all of the systems for the operation of our Web site. These systems include the software used to provide our Web site's search, customer interaction, and transaction-processing and

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
fulfillment functions, as well as firewall, security, monitoring and back-up capabilities. Based upon our assessment to date, we believe that our internally developed proprietary software is year 2000 compliant.

    We are currently assessing the year 2000 readiness of our third-party supplied software, computer technology and other services and of our vendors. Based upon the results of this assessment, we will develop and implement, if necessary, a remediation plan with respect to third-party software, third-party vendors and computer technology and services that may fail to be year 2000 compliant. At this time, the expenses associated with this assessment and potential remediation plan cannot be determined. The failure of our software and computer systems and of our third-party suppliers to be year 2000 complaint would have a material adverse effect on us.

    The year 2000 readiness of the general infrastructure necessary to support our operations is difficult to assess. For instance, we depend on the integrity and stability of the Internet to provide our services. We also depend on the year 2000 compliance of the computer systems and financial services used by consumers. A significant disruption in the ability of consumers to reliably access the Internet or portions of it or to use their credit cards would have an adverse effect on demand for our services and would have a material adverse effect on us.

                                    BUSINESS

                                     ETOYS

    We are the leading Web-based retailer focused exclusively on children's products, including toys, video games, software, videos and music. By combining our expertise in children's products and our commitment to excellent customer service with the benefits of Internet retailing, we are able to deliver a unique value proposition to consumers. Our online store offers an extensive selection of competitively priced children's products, with over 8,500 SKUs representing more than 700 brands. Our Web site features detailed product information, value-added services and innovative merchandising through an intuitive and easy-to-use interface. In addition, we offer customers the convenience and flexibility of shopping 24 hours a day, seven days a week, with reliable and timely product delivery and excellent customer service.

    Since launching our Web site in October 1997, we have sold children's products to over 320,000 customers. Our net sales for the quarter ended December 31, 1998 totaled $22.9 million as compared to $0.5 million for the quarter ended December 31, 1997.

                               INDUSTRY OVERVIEW

ELECTRONIC COMMERCE

    The Internet is an increasingly significant medium for communication, information and commerce. International Data Corporation estimates that there were 97 million Web users worldwide at the end of 1998 and anticipates this number will grow to approximately 320 million users by the end of 2002. We believe that growth in Internet usage and online commerce is being fueled by a number of factors including:

- a large and growing installed base of personal computers in the workplace and home;

- advances in the performance and speed of personal computers and modems;

- improvements in network security, infrastructure and bandwidth;

- easier and cheaper access to the Internet; and

- the rapidly expanding availability of online content and commerce sites.

    The unique characteristics of the Internet provide a number of advantages for online retailers. Online retailers are able to "display" a larger number of products than traditional store-based or catalog retailers at a lower cost. In addition, online retailers are able to frequently adjust their featured selections, editorial content, shopping interfaces and pricing, providing significant merchandising flexibility. The minimal cost to publish on the Web, the ability to reach and serve a large and global group of customers electronically from a central location, and the potential for personalized low-cost customer interaction provide additional economic benefits for online retailers. Unlike traditional retail channels, online retailers do not have the burdensome costs of managing and maintaining a retail store infrastructure or the significant printing and mailing costs of catalogs. Online retailers can also easily obtain demographic and behavioral data about customers, increasing opportunities for direct marketing and personalized services.

TRADITIONAL CHILDREN'S PRODUCTS RETAIL INDUSTRY

    The market for children's products includes many categories, from traditional toys and books to video games and educational software. Toy Manufacturers of America, Inc. estimates that the domestic toy category alone had retail sales of approximately $23 billion in 1997. We believe that product categories such as children's video games, software, videos and music also represent significant market opportunities.

    Traditional store-based toy retailers include mass market retailers such as Toys R

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Us, Wal-Mart, Kmart and Target, as well as specialty chains such as Zany Brainy and Noodle Kidoodle. Mass market retailers tend to carry a deep selection of well-known brand name toys from leading vendors such as Mattel, Hasbro and LEGO. Specialty retailers generally carry a broader selection of specialty toy brands such as BRIO, PLAYMOBIL and Learning Curve but do not typically have a significant selection of well-known brand name toys. As a result, we believe that no traditional store-based retailer currently offers an extensive product selection of both popular, well-known brand name toys and diverse, harder-to-find, specialty toys.

    We believe that traditional store-based retailers face a number of challenges in providing a satisfying shopping experience for consumers of children's products:

- The number of SKUs and the amount of product inventory that a traditional store-based retailer can carry in any one store is constrained by the physical space available in the store, thereby limiting selection for consumers.

- Limited shelf space and store layout constraints limit the merchandising flexibility of traditional store-based retailers. As a result, traditional retailers generally display products by brand, category (e.g., games, plush toys or dolls) or packaging and can not easily adjust or blend these merchandising strategies.

- Due to the significant cost of carrying inventory in multiple store locations, traditional store-based retailers focus their product selection on the most popular products that produce the highest inventory turns, thereby further limiting consumer selection.

- Traditional store-based retailers can only serve those customers who have convenient access to their stores. Traditional store-based retailers must open new stores to serve additional geographic areas, resulting in significant investments in inventory, leasehold improvements and the hiring and training of store personnel.

- Traditional store-based retailers face challenges in hiring, training and maintaining knowledgeable sales staff, thereby limiting the level of customer service available to consumers.

    In addition, we believe that many consumers find the toy shopping experience, especially at traditional mass market retail outlets, to be time-consuming, inconvenient and unpleasant due to factors such as location, store layout, product selection, level of customer service and the challenges of shopping with children.

                               THE ETOYS SOLUTION

    We are the leading Web-based retailer focused exclusively on children's products. Our online store is designed to provide consumers with a compelling and enjoyable shopping experience offering all of the benefits of a Web-based retail environment. Our exclusive focus on children's products and commitment to value-added services and customer service enable us to uniquely address the needs and desires of our customers. The key components of our solution include:

    CONVENIENT SHOPPING EXPERIENCE. Our online store provides customers with an intuitive, easy-to-use shopping interface that is available 24 hours a day, seven days a week and may be reached from the shopper's home or office. Our online store enables us to deliver a broad selection of products to customers in rural or other locations that do not have convenient access to physical stores. We also make the shopping experience convenient by categorizing our products into easy-to-shop departments, including toys, video games, software, videos and music. Our advanced search technology makes it easy for consumers to locate products efficiently based on pre-selected criteria depending upon the department. For example, by using a quick keyword search or a sophisticated product search in our toy department, a customer can search by any combination of age, category, keyword or price.

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
    EXTENSIVE PRODUCT SELECTION AND INNOVATIVE MERCHANDISING. We offer a broad selection of children's products that would be economically or physically impractical to stock in a traditional store. We believe that we offer the largest selection of toys available on the Internet and are the only retailer to provide a comprehensive selection of both traditional, well-known brands (e.g., Mattel, Hasbro and LEGO) and specialty toy brands (e.g., BRIO, PLAYMOBIL and Learning Curve). In addition we offer a broad selection of children's video games, software, videos and music. We focus exclusively on children's products and many of our brand name and specialty products are individually selected and tested to provide our customers with the highest quality products. In addition, the unique environment of the Internet enables us to dynamically adjust our merchandising strategy and product mix to respond to changing customer demand.

    VALUE-ADDED SERVICES. Through our online store, we offer value-added services to assist our customers, who are generally adults purchasing for children. Many of these services are also designed to inform and involve children in the shopping experience. Our services include:

- PRODUCT REVIEWS AND RECOMMENDATIONS. To assist customers in selecting appropriate products, we provide regularly updated product recommendations through our PICKS OF THE MONTH, FAVORITES BY AGE, TOY BOX ESSENTIALS and our TWENTY UNDER $20 recommended list of affordable toys. In addition to our merchant recommendations, we feature product reviews and lists of award-winning products from prominent parenting and family publications as well as from organizations solely dedicated to children's products, including the OPPENHEIM TOY PORTFOLIO, FAMILY FUN magazine, PARENTING magazine and DR. TOY.

- GIFT CENTER. We simplify gift shopping through our Gift Center, where consumers can obtain gift recommendations by age and get information on a variety of child-appropriate gift wrap styles and personalized message cards to accompany the gift. We also sell electronic gift certificates through our Gift Center.

- MY ETOYS. Through My eToys, we personalize the customer's shopping experience by offering the following services:

    - BIRTHDAY REMINDERS, in which we notify shoppers of a child's birthday three weeks in advance via e-mail and proactively offer age-appropriate gift recommendations;

    - WISH LISTS, in which parents and children can e-mail friends and family a list of a child's most desired toys, video games, software, videos and music; and

    - ADDRESS BOOK, in which we record the addresses of people to whom our customers send gifts so they do not need to re-enter the same addresses multiple times.

- IN-STOCK NOTIFICATION. If a product is out of stock, our customers can request that we e-mail them when the product is back in stock. We believe this service helps customers avoid extended store-to-store searches for hard-to-find products.

- PRODUCT NEWS. Our free monthly e-mail newsletter, THE ETOYS NEWS, delivers updates about new products and services and special offers to our customers.

    EXCELLENT CUSTOMER SERVICE. We provide free pre- and post-sales support via both e-mail and toll-free telephone service during extended business hours. Once an order is made, customers can view order-tracking information on our Web site or contact our customer service department to obtain the status of their orders and, when necessary, resolve order and product questions. Furthermore, the customer service area of our Web site contains extensive information for first-time and repeat visitors including helpful hints in searching for, shopping for, ordering and returning our products.

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
                               BUSINESS STRATEGY

    Our objective is to be one of the world's leading retailers of children's products. Key elements of our strategy are:

    FOCUS ON ONLINE RETAILING OF CHILDREN'S PRODUCTS. We intend to become the ultimate shopping destination for consumers of children's products. Our online store is exclusively focused on children's products and offers an extensive selection of toys, video games, software, videos and music not currently available at any single traditional retailer. We intend to enhance our product offerings by expanding into additional children's product categories in order to leverage our customer base, brand name, merchandising expertise and fulfillment capabilities.

    BUILD BRAND RECOGNITION. Through our advertising and promotional activities, we target purchasers of children's products, with a primary focus on mothers. We believe that mothers are the principal decision-makers for purchases of children's products and strongly influence the purchasing decisions of family and friends. We use offline and online marketing strategies to maximize customer awareness and enhance our brand recognition:

- OFFLINE ADVERTISING. We use offline advertising to promote both our brand name and specific merchandising opportunities. Our traditional advertising efforts have included print advertising in FAMILY FUN, FAMILY PC, PARENTING, PARENTS and CHILD publications, and radio and television advertising in major markets. In October 1998, we initiated television advertising, including a national advertising campaign begun in November in which Visa co-promoted eToys in a holiday commercial. We plan to increase our use of traditional offline advertising in order to continue building our brand recognition.

- ONLINE ADVERTISING. We partner with major online portals and Internet service providers, parenting-related Web sites and children-oriented companies. Accordingly, we have entered into relationships with AOL, Children's Television Workshop and Moms Online. In addition, we advertise on the sites of major online portals and Internet service providers, including Yahoo!, Excite, Infoseek, Microsoft Network and Lycos.

- DIRECT ONLINE MARKETING. As our customer base grows, we continue to collect significant data about our customers' buying preferences and habits and to develop one-to-one relationships with our customers. We intend to leverage this information by delivering valuable information, special offers and inducements to our customers via e-mail and other means. In addition, we use our in-house newsletter, THE ETOYS NEWS, to alert customers to important developments and merchandising initiatives. We intend to continue to use the unique resources of the Internet as a low-cost means of personalized marketing in an effort to drive traffic and repeat purchases.

    PURSUE INCREMENTAL REVENUE OPPORTUNITIES. We intend to leverage our brand, operating infrastructure and customer base to develop additional revenue opportunities. For example, we believe significant incremental revenue opportunities exist through:

- opening new departments on our Web site to expand into new and related children's product categories;

- increasing product selection in our existing departments;

- adding more value-added services to My eToys to further personalize the customer experience;

- pursuing international market opportunities; and

- acquiring complementary businesses, products or technologies.

    PROMOTE REPEAT PURCHASES. We are focused on promoting customer loyalty, building repeat purchase relationships with our customers, leveraging our customer acquisition costs and maximizing the lifetime value of our customer relationships. To accomplish this strategy, we intend to effectively use direct marketing techniques targeted at existing customers, build superior personalization

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
features and continually strive to enhance our customer service.

    MAINTAIN OUR TECHNOLOGY FOCUS AND EXPERTISE. We intend to leverage our scaleable commerce platform to enhance our service offerings and take advantage of the unique characteristics of online retailing. To date, we have developed technologies and implemented systems to support secure and reliable online retailing in an intuitive, easy-to-navigate format. Among other technology objectives, we intend to develop personalization features and programs, to enhance our user interface and continuously increase the automation and efficiency of our supply chain and fulfillment activities.

                         THE ETOYS ONLINE RETAIL STORE

    We designed our online retail store to be the ultimate shopping destination for children's products. We believe our attractive, easy-to-use, online store offers consumers a unique value proposition and an enjoyable shopping experience as compared to traditional store-based retailers. Our user interface is simple, the look-and-feel is playful and entertaining, and navigation is consistent throughout the site. A consumer shopping on our Web site can, in addition to ordering products, browse the different departments of our store, conduct targeted searches, view recommended products, visit our Gift Center, participate in promotions and check order status. In contrast to a traditional retail store, the consumer can shop in the comfort and convenience of his or her home or office. Set forth below is a graphic illustration of our homepage:

                  [GRAPHICAL PICTURE OF THE HOMEPAGE OF ETOYS]

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
                             OUR STORE DEPARTMENTS

    We categorize products into different departments, including toys, video games, software, videos and music. Within each department, products are organized by brand (e.g., Mattel and Hasbro), category (e.g., games, plush toys and dolls) and our recommendations (e.g., bestsellers and favorites). The following is a summary of each of these departments:

    TOYS. Since inception, we have focused on becoming the premier online retailer of quality children's toys. We believe that we offer the largest selection of toys available on the Internet. Through our toy department, we offer an extensive selection of toys, and we believe we are the only retailer of children's products to provide a comprehensive selection of both traditional, well-known brands (e.g., Mattel, Hasbro and LEGO) and specialty toy brands (e.g., BRIO, PLAYMOBIL and Learning Curve). We select and test many of our toys before adding them to our online store collection.

    VIDEO GAMES. Through our video game department, we offer an extensive selection of game titles, including bestsellers and new releases, for the popular Sony PlayStation, Nintendo 64 and Game Boy platforms. We provide our own ratings for each video game with respect to content, language and level of violence. In addition, we sell video game hardware and recommended accessories.

    SOFTWARE. Through our children's software department, we offer a wide selection of software with an emphasis on educational titles. We organize our software into easy-to-use and understandable categories and feature a variety of well-known classic and currently popular brands including Broderbund, Disney Interactive, Microsoft's Magic School Bus and Jumpstart.

    VIDEOS. Through our children's video department, we offer videos for children that are organized into easy-to-shop categories. We feature a variety of well-known titles from popular television series, including Barney, Blue's Clues, Dr. Seuss, Magic School Bus, Muppets, Peanuts, Rugrats, Teletubbies and Winnie the Pooh as well as award-winning independent releases.

    MUSIC. Through our children's music department, we offer an extensive assortment of children's music in both cassette and CD format. Unlike most retailers, we organize our children's music into different categories by subject. We feature a variety of popular children's music categories, including books on tape, Disney, educational, holiday, lullabies and bedtime, rock for kids, soundtracks, storytelling and Sesame Street. We also carry music from artists associated with independent labels. We listen to many of our music products in order to create helpful product descriptions and recommendations.

                             SHOPPING AT OUR STORE

    We believe that the sale of children's products over the Web can offer attractive benefits to consumers, including enhanced selection, convenience, ease-of-use, depth of content and information, personalization and competitive pricing. The following highlights some of the key features of our online store:

    BROWSING. Our Web site offers visitors a variety of highlighted subject areas and special features arranged in a simple, easy-to-use format intended to enhance product search, selection and discovery. By clicking on the permanently displayed department names, the consumer moves directly to the home page of the desired department and can quickly view promotions and featured products. Customers can use a quick keyword search in order to locate a specific product or execute more sophisticated searches based on pre-selected criteria depending upon the department. In addition, customers can browse our online store by hot-linking to specially designed pages dedicated to products from certain key national and specialty brands. Customers can also hot-link to pages featuring certain key product categories such as construction toys, just-for-girls software and movie soundtrack music.

    GETTING ANSWERS. One of the unique advantages of an Internet retail store is the ability to interweave product information and

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
editorial content. On our Web site customers can find detailed product information, including product descriptions, manufacturers' and merchants' age recommendations, product packaging, battery requirements, a list of accessories and related products that are available and product awards. We provide editorial content for our customers through regularly updated product recommendations, including TOYBOX ESSENTIALS, FAVORITES BY AGE, PICKS OF THE MONTH and TWENTY UNDER $20. Furthermore, on our Web site we highlight award-winning products from prominent parenting and family publications as well as from organizations solely dedicated to children's products.

    FINDING A GIFT. In our Gift Center, consumers can obtain gift recommendations by age and get information on a variety of child-appropriate gift wrap styles and personalized message cards to accompany the gift. In addition, we offer a birthday reminder service, in which we notify shoppers of a child's birthday three weeks in advance via e-mail and proactively offer age-appropriate recommendations to help our busy shoppers. We also provide a children's wish list service, in which parents and children can e-mail friends and family a list of a child's most desired gifts. Furthermore, we sell electronic gift certificates through our Gift Center.

    SELECTING A PRODUCT AND CHECKING OUT. To purchase products, customers simply click on the "order now" button to add products to their virtual shopping cart. Customers can add and subtract products from their shopping cart as they browse around our store, prior to making a final purchase decision, just as in a physical store. Because we maintain a fully-integrated inventory system and stock each item we sell, we are able to notify customers in real-time whether a selected product is currently in stock. To execute orders, customers click on the "checkout" button and, depending upon whether the customer has previously shopped with us, are prompted to supply shipping details online. We also offer customers a variety of gift wrapping and shipping options during the checkout process. Prior to finalizing an order by clicking the "submit order" button, customers are shown their total charges along with the various options chosen at which point customers still have the ability to change their order or cancel it entirely.

    PAYING. To pay for orders, a customer must use a credit card, which is authorized during the checkout process, but which is charged when we ship the customer's items from our fulfillment center. Our Web site uses an encryption technology that works with the most common Internet browsers and makes it virtually impossible for unauthorized parties to read information sent by our customers. Our system automatically confirms receipt of each order via e-mail within minutes and notifies the customer when we ship the order, which is typically within one to two business days for in-stock items. We also offer our customers a money-back return policy.

    GETTING HELP. From every page of our Web site, a customer can click on a "help" button to go to our customer service area. The customer service area of our Web site contains extensive information for first-time and repeat visitors. In this area, we assist customers in searching for, shopping for, ordering and returning our products as well as provide information on our low price guarantee, shipping charges and other policies. In addition, we provide customers with answers to the most frequently asked questions and encourage our visitors to send us feedback and suggestions via e-mail. Furthermore, customer service agents are available to answer questions about products and the shopping process during extended business hours via our toll-free number, which is displayed in the customer service area of our Web site.

                                 MERCHANDISING

    We believe that the breadth and depth of our product selection, together with the flexibility of our online store and our range of value-added services, enable us to pursue a unique merchandising strategy. We provide an extensive selection of children's products, including traditional mass market toys, specialty toys and a broad selection of related

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
children's products, including video games, software, videos and music, that would be economically impractical to stock in a traditional store. We focus exclusively on children's products and we individually select and test many of the products in our online store to ensure quality. In addition, this level of product evaluation enables us to deliver valuable additional product information to our shoppers. For example, we are able to develop detailed and helpful descriptions and our own recommendations by age for many of the products in our online store.

    Unlike store-based retail formats, our online store provides us significant flexibility with regard to the organization and presentation of our product selection. Our intuitive, easy-to-use interface allows customers to browse our product selection by brand, age, product category and price, as well as by combinations of these attributes. For example, a customer can easily search for science-oriented toys designed for eight-year-old children or view all Barbie dolls and related accessories without consulting store personnel or walking multiple aisles within one or more traditional stores. Our online store enables us to dynamically adjust our product mix to respond to changing customer demand. In addition, our online store gives us flexibility in featuring or promoting certain toys without having to alter the physical layout of a store.

    To encourage purchases, we feature various promotions on a rotating basis throughout the store and continually update our online recommendations. We also actively create and maintain pages that are artistically designed to highlight certain of the most prominent product brands we sell in our different departments. We believe this strategy provides us with an excellent opportunity to cross-sell a brand across our departments and promote impulse purchases by customers. Finally, our range of value-added services such as our Gift Center, our recommendations and our TWENTY UNDER $20 feature enable us to display and promote our product selection in a flexible and targeted manner.

    We believe that our merchandising strategy provides a unique value proposition for our vendors. We are able to offer all our vendors access to purchasers of children's products regardless of the size or influence of the individual vendor.

                            MARKETING AND PROMOTION

    Our marketing and promotion strategy is designed to:

- build brand recognition;

- increase consumer traffic to our store;

- add new customers;

- build strong customer loyalty;

- maximize repeat purchases; and

- develop incremental revenue opportunities.

    Through our advertising and promotions, we target adult purchasers of children's products, with a focus on mothers. We believe that mothers are the principal decision-makers in purchases of children's products and strongly influence children's products purchases by family and friends. Our advertising campaigns are designed to identify with a mother's toy shopping experience. We use offline and online marketing strategies to maximize customer awareness and enhance brand recognition. To accomplish this strategy, we have entered into relationships with AOL, Children's Television Workshop and Moms Online. Our marketing agreements generally provide for us to be the preferred online toy retailer on certain of the sites of these providers, with the right to place banner advertisements and integrated links to our store on certain children-related or other specified pages or through keyword searches. In addition, we advertise on the sites of major online portal and Internet service providers, including Yahoo!, Excite, Infoseek, Microsoft Network and Lycos.

    We entered into a marketing agreement with AOL, the leading Internet online service provider, in October 1997. This agreement established us as a preferred AOL provider of children's toy products through an eToys content area on the AOL Network and AOL's Web site, aol.com, (the "AOL Online Area"). In addition, AOL agreed to promote and advertise eToys on a preferred basis in certain online areas controlled by AOL and to deliver a specified number of annual page views to the online areas promoting eToys. Over the 26-month term of the agreement, we are obligated to make minimum payments totaling $3.1 million to AOL, of which $1.4 million remained to be paid as of December 31, 1998. We have also agreed to deliver content through the AOL Online Area, provide children's toy products that are competitive in price and performance and to manage, operate and support such content and children's toy products. The agreement with AOL expires on December 31, 1999; however, AOL may terminate the agreement earlier in the event we materially breach the agreement or in the event of bankruptcy or insolvency or certain similar adverse financial events.

    We use traditional offline advertising, including print advertising in FAMILY FUN, FAMILY PC, PARENTING, PARENTS and CHILD publications, and radio and television advertising in major markets. In October 1998, we initiated television advertising, including a national advertising campaign begun in November in which Visa co-promoted eToys in a holiday commercial.

    To direct traffic to our Web site, we have created inbound links that connect directly to our Web site from other sites. Potential customers can simply click on these links to become connected to our Web site from search engines and community and affinity sites. In addition, in order to increase exposure on the Internet and directly generate sales, we have an affiliates program pursuant to which we pay one of our registered affiliates a referral fee for any sale generated via their link to our Web site.

                             FULFILLMENT OPERATIONS

    We obtain products from a network of large and small vendors, manufacturers and distributors. We carry inventory of the products available for sale on our Web site. We currently conduct our fulfillment operations in an approximately 60,000 square-foot facility located in Commerce, California. Both the facility and the operations within it are operated solely by us. We send orders from our Web site to our fulfillment center over a secure frame relay connection and a proprietary warehouse management system ("WMS") optimizes the pick, pack and ship process. Our proprietary WMS provides the Web site with data on inventory receiving, shipping, inventory quantities and inventory location, which enables us to display information about the availability of the products on our Web site. Our proprietary WMS also enables us to offer a variety of gift wrap choices, custom gift cards and custom to/from labels for each individual gift. In addition, we offer an order tracking system for our customers on our Web site.

    We offer three levels of shipping service: next day delivery, three-day delivery, and ground delivery. We have developed relationships with both United Parcel Service and the United States Postal Service to maximize our overall service level to all 50 states. Priority orders are flagged and expedited through our fulfillment processes. These capabilities are required due to the time-sensitive nature of the gifts that we deliver to our customers.

                                CUSTOMER SERVICE

    We believe that a high level of customer service and support is critical to retaining and expanding our customer base. Our customer service representatives are available from 6:00 a.m. to 11:00 p.m. Pacific Time, seven days a week to provide assistance via e-mail or telephone. We strive to answer all customer inquiries within 24 hours. Our customer service representatives handle questions about orders, assist customers in finding desired products and register customers' credit card information over the telephone. Our customer service representatives are a valuable source of feedback regarding user satisfaction. We also use BizRate, an online market research company, to obtain monthly customer feedback. Our Web site also contains a customer service page that outlines store policies and provides answers to frequently asked questions.

                           OPERATIONS AND TECHNOLOGY

    We have implemented a broad array of scaleable site management, search, customer interaction, transaction-processing and fulfillment services and systems. These services and systems use a combination of our own proprietary technologies and commercially available, licensed technologies. Our transaction-processing systems are integrated with our accounting and financial systems. We focus our internal development efforts on creating and enhancing the specialized, proprietary software that is unique to our business. We use a set of applications for:

- accepting and validating customer orders;

- organizing, placing and managing orders with suppliers;

- receiving product and assigning it to customer orders; and

- managing shipment of products to customers based on various ordering criteria.

    Our systems have been designed based on industry standard architectures and have been designed to reduce downtime in the event of outages or catastrophic occurrences. Our systems provide 24-hour-a-day, seven-day-a-week availability. Our system hardware is hosted at a third-party facility in Sunnyvale, California, which provides redundant communications lines and emergency power backup. We have implemented load balancing systems and our own redundant servers to provide for fault tolerance.

    We incurred product development expenses of $0.4 million in the fiscal year ended March 31, 1998 and $2.0 million in the nine months ended December 31, 1998. We anticipate that we will continue to devote significant resources to product development in the future as we add new features and functionality to our Web site. The market in which we compete is characterized by rapidly changing technology, evolving industry standards, frequent new service and product announcements, introductions and enhancements and changing customer demands. Accordingly, our future success will depend on our ability to adapt to rapidly changing technologies, to adapt our services to evolving industry standards and to continually improve the performance, features and reliability of our service in response to competitive service and product offerings and evolving demands of the marketplace. Our failure to adapt to such changes would have a material adverse effect on our business, results of operations and financial condition. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures by us to modify or adapt our services or infrastructure which could have a material adverse effect on our business, results of operations and financial condition.

                             GOVERNMENT REGULATION

    We are not currently subject to direct federal, state or local regulation, and laws or regulations applicable to access to or commerce on the Internet, other than regulations applicable to businesses generally. However, due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. The nature of such legislation and the manner in which it may be interpreted and enforced cannot be fully determined and, therefore, such legislation could subject us and/or our customers to potential liability, which in turn could have an adverse effect on our business, results of operations and financial condition. The adoption of any such laws or regulations might also decrease the rate of growth of Internet use, which in turn could decrease the demand for our service or increase the cost of doing business or in some other manner have a material adverse effect on our business, results of operations and financial condition. In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies.

    Several states have also proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also initiated action against at least one online service regarding the manner in which personal information is collected from users and provided to third parties. Changes to existing laws or the passage of new laws intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace that could reduce demand for our services or increase the cost of doing business as a result of litigation costs or increased service delivery costs, or could in some other manner have a material adverse effect on our business, results of operations and financial condition. In addition, because our services are accessible throughout the United States, other jurisdictions may claim that we are required to qualify to do business as a foreign corporation in a particular state. We are qualified to do business in California, and our failure to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject us to taxes and penalties for the failure to qualify and could result in our inability to enforce contracts in such jurisdictions. Any such new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect on our business, results of operations and financial condition.

                                  COMPETITION

    The online commerce market is new, rapidly evolving and intensely competitive. We expect competition to intensify in the future. Barriers to entry are minimal, and current and new competitors can launch new Web sites at a relatively low cost. In particular, the children's toy, video game, software, video and music retailing industries are intensely competitive.

    We currently or potentially compete with a variety of other companies, including:

- traditional store-based toy and children's product retailers such as Toys R Us, FAO Schwarz, Zany Brainy and Noodle Kidoodle;

- major discount retailers such as Wal-Mart, Kmart and Target;

- online efforts of these traditional retailers, including the online stores operated by Toys R Us, Wal-Mart and FAO Schwarz;

- physical and online stores of entertainment entities that sell and license children's products, such as The Walt Disney Company and Warner Bros.;

- catalog retailers of children's products;

- vendors of children's products that currently sell certain of their products directly online, such as Mattel and Hasbro;

- other online retailers that include certain children's products as part of their product offerings, such as Amazon.com, Barnesandnoble.com, CDnow, Beyond.com and Reel.com;

- Internet portals and online service providers that feature shopping services, such as AOL, Yahoo!, Excite and Lycos; and

- various smaller online retailers of children's products, such as BrainPlay.com, Red Rocket and Toysmart.com.

    We believe that the following are principal competitive factors in our market:

- brand recognition;

- selection;

- convenience;

- price;

- speed and accessibility;

- customer service;

- quality of site content; and

- reliability and speed of fulfillment.

    Many of our current and potential traditional store-based and online competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Many of these current and potential competitors can devote substantially more resources to Web site and systems development than we can. In addition, larger, well-established and well-financed entities may acquire, invest in or form joint ventures with online competitors or children's toy, video game, software, video and music publishers or suppliers as the use of the Internet and other online services increases.

    Certain of our competitors may be able to secure products from vendors on more favorable terms, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies than we can. Traditional store-based retailers also enable customers to see and feel products in a manner that is not possible over the Internet. Some of our competitors such as Toys R Us and Wal-Mart have significantly greater experience in selling children's toys, video games, software, videos and music products.

    Our online competitors are particularly able to use the Internet as a marketing medium to reach significant numbers of potential customers. Finally, new technologies and the expansion of existing technologies, such as price comparison programs that select specific titles from a variety of Web sites and may direct customers to other online toy, video game, software, video and music retailers, may increase competition.

    If we face increased competition, our operating results may be adversely affected.

                               LEGAL PROCEEDINGS

    From time to time, we may be involved in litigation relating to claims arising out of our ordinary course of business. We believe that there are no claims or actions pending or threatened against us, the ultimate disposition of which would have a materially adverse effect on us.

                             INTELLECTUAL PROPERTY

    We regard the protection of our copyrights, service marks, trademarks, trade dress and trade secrets as critical to our future success and relies on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect our proprietary rights in products and services. We have entered into confidentiality and invention assignment agreements with our employees and contractors, and nondisclosure agreements with our suppliers and strategic partners in order to limit access to and disclosure of our proprietary information. There can be no assurance that these contractual arrangements or the other steps taken by us to protect our intellectual property will prove sufficient to prevent misappropriation of our technology or to deter independent third-party development of similar technologies. We pursue the registration of our trademarks and service marks in the U.S. and internationally. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our services are made available online. We have licensed in the past, and expect that we may license in the future, certain of our proprietary rights, such as trademarks or copyrighted material, to third parties. While we attempt to ensure that the quality of the eToys brand is maintained by such licensees, there can be no assurance that such licensees will not take actions that might materially adversely affect the value of our proprietary rights or reputation, which could have a material adverse effect on our business, results of operations and financial condition. We also rely on certain technologies that we license from third parties, including the suppliers of the operating systems and financial and reporting system for our business. There can be no assurance that these third-party technology licenses will continue to be available to us on commercially reasonable terms. The loss of such technology could require us to obtain substitute technology of lower quality or performance standards or at greater cost, which could materially adversely affect our business, results of operations and financial condition.

    To date, we have not been notified that our technologies infringe the proprietary rights of third parties. There can be no assurance that third parties will not claim infringement by us with respect to past, current or future technologies. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. Any such claim, whether meritorious or not, could be time-consuming, result in costly litigation, cause service upgrade delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to us or at all. As a result, any such claim could have a material adverse effect upon our business, results of operations and financial condition.

                                   EMPLOYEES

    As of December 31, 1998, we had 235 full-time employees. None of our employees are represented by a labor union. We have not experienced any work stoppages and consider our employee relations to be good.

    Our future performance depends in significant part upon the continued service of our key technical, sales and senior management personnel, none of whom are bound by an employment agreement requiring service for any defined period of time. The loss of services of one or more of our key employees could have a material adverse effect on our business, financial condition and results of operations. Our future success also depends in part upon our continued ability to attract, hire, train and retain highly qualified technical, sales and managerial personnel. Competition of such personnel is intense and there can be no assurance that we can retain our key personnel in the future.

                                   FACILITIES

    Our executive offices are located in Santa Monica, California, where we lease approximately 60,000 square feet under a lease that expires in July 2003. In addition, we lease approximately 60,000 square feet in Commerce, California for our fulfillment operations under a lease that expires in August 2003.

                                   MANAGEMENT
                        EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth certain information regarding our executive officers and directors as of January 31, 1999:

NAME                              AGE                           POSITION(S)
----------------------------      ---      -----------------------------------------------------
Edward C. Lenk..............          37   President, Chief Executive Officer and Uncle of the
                                           Board
Steven J. Schoch............          40   Senior Vice President and Chief Financial Officer
John R. Hnanicek............          35   Senior Vice President and Chief Information Officer
Frank C. Han................          35   Senior Vice President of Product Development
Louis V. Zambello III.......          41   Senior Vice President of Operations
Peter C.M. Hart(1)..........          48   Director
Tony A. Hung(1).............          31   Director
Michael Moritz(2)...........          44   Director
Daniel J. Nova(2)...........          37   Director

------------------------

(1) Member of Audit Committee

(2) Member of Compensation Committee

    EDWARD C. LENK founded eToys and has served as our President, Chief Executive Officer and a Director since June 1997. In December 1998, he was appointed Uncle of the Board. Prior to founding eToys, from May 1994 to July 1996 Mr. Lenk was employed as Director of Strategic Planning at The Walt Disney Company, where he was responsible for strategic planning and new business development of Worldwide Attractions and Resorts. From May 1991 to May 1994, he was a Vice President of Strategic Planning at The Walt Disney Company. Mr. Lenk received a Bachelor of Arts SUMMA CUM LAUDE from Bowdoin College and a Masters in Business Administration, with distinction, from Harvard Business School.

    STEVEN J. SCHOCH has served as our Chief Financial Officer since January 1999. Prior to joining us, from December 1995 to January 1999, Mr. Schoch was Vice President and Treasurer of Times Mirror Company, a newspaper and magazine publishing company. He also served as Chief Executive Officer and President of a wholly owned subsidiary of Times Mirror Company dedicated to the reduction and containment of costs of the parent company. From March 1991 to October 1995, Mr. Schoch worked at The Walt Disney Company, most recently as Vice President, Treasurer--Euro Disney S.C.A. Mr. Schoch serves as a director of VDI Media. Mr. Schoch received a Bachelor of Science from Tufts University and a Masters in Business Administration from the Amos Tuck School of Business Administration at Dartmouth College.

    JOHN R. HNANICEK has served as our Chief Information Officer since December 1998. Prior to joining us, from October 1996 to December 1998, he was employed as Senior Vice President of Information Systems for Hollywood Entertainment, Inc., a nationwide retail video chain. From January 1996 to October 1996, Mr. Hnanicek served as Chief Information Officer for Homeplace, Inc., a home furnishings chain. From 1990 to 1995, he served as Senior Vice President of Information Systems and Logistics at OfficeMax, Inc., a retail office supply outlet. Mr. Hnanicek holds a Bachelor of Science in Computer Science and Accounting from Cleveland State University.

    FRANK C. HAN has served as our Senior Vice President of Product Development since January 1999. From February 1997 to January 1999, Mr. Han was our Chief Operating Officer and Vice President of Finance. Prior to joining us, Mr. Han worked at Union Bank of California, serving as Vice President of Interactive Markets from January 1995 to February 1997 and as Director of

Strategic Planning from 1993 to 1995. Mr. Han received a Bachelor of Science CUM LAUDE from Yale University and a Masters in Business Administration from the Stanford Graduate School of Business.

    LOUIS V. ZAMBELLO III has served as our Senior Vice President of Operations since December 1998. Prior to joining us, from 1984 to 1998, he held a variety of positions at L.L. Bean, Inc., an outdoor retailer. Most recently, Mr. Zambello served as Senior Vice President of Operations and Creative from June 1998 to December 1998, as Senior Vice President of Operations from December 1993 to June 1998, as Vice President of Merchandise Services and Manufacturing from December 1991 to August 1993 and in a variety of other positions since 1984. Mr. Zambello received a Bachelor of Arts MAGNA CUM LAUDE from Cornell University and a Masters in Business Administration from Harvard Business School.

    PETER C.M. HART has served as a Director of eToys since October 1997. Since January 1999, Mr. Hart has been a Managing Partner of Wildkin LLC, a distributor of toys. Since November 1997, he has served as a business advisor to EdUsa, a company that provides language instruction over the Internet. From 1983 to 1997, he held a variety of positions at Ross Stores, Inc., an apparel retailer, most recently as a Senior Vice President managing warehousing, distribution and MIS operations. Previously, Mr. Hart was a Business Systems Analyst at Joseph Magnin Department Store in San Francisco and at Rediffusion in Buckinghamshire, England.

    TONY A. HUNG has served as a Director of eToys since December 1997. Since 1997, he has been a Vice President of DynaFund Ventures, a venture capital partnership. Previously, Mr. Hung held a variety of positions at The Walt Disney Company, serving as Manager of Corporate Strategic Planning from 1996 to 1997, as Manager of Television and Telecommunications from 1995 to 1996, and as Senior Analyst in the Corporate Treasury department from 1992 to 1995. Mr. Hung serves on the boards of directors of a number of private companies. Mr. Hung holds a Bachelor of Arts from Harvard University and a Masters in Business Administration from The Anderson School at University of California at Los Angeles.

    MICHAEL MORITZ has served as a Director of eToys since June 1998. He has been a general partner of Sequoia Capital, a venture capital firm, since 1986. Sequoia Capital provided the original venture capital financing to companies such as Cisco Systems Inc., LSI Logic Corporation, Linear Technology Corporation, Microchip Technology Inc. and International Network Services. Mr. Moritz serves as a director of Yahoo! Inc. and Flextronics International Ltd., as well as several private companies. Mr. Moritz received a Master of Arts degree from Oxford University and a Masters in Business Administration from the Wharton School at the University of Pennsylvania.

    DANIEL J. NOVA has served as a Director of eToys since June 1998. Since August 1996, Mr. Nova has served as a general partner of Highland Capital Partners, a venture capital firm. Previously, he was a general partner of CMG@Ventures from January 1995 to August 1996 and a Senior Associate at Summit Partners from June 1991 to January 1995. Mr. Nova is a director of Lycos, Inc., an online portal, and several private companies. Mr. Nova received a Bachelor of Science in Computer Science and Marketing with honors from Boston College and a Masters in Business Administration from Harvard Business School.

    Our Board of Directors currently consists of five members. Each director is elected for a period of one year at our annual meeting of stockholders and serves until the next annual meeting or until his successor is duly elected and qualified.

    Our executive officers serve at the discretion of the Board of Directors. There are no family relationships among any of our directors or executive officers.

BOARD COMMITTEES

    Our Board of Directors established the Compensation Committee in December 1998 and the Audit Committee in February 1999.

The Compensation Committee reviews and recommends to the Board of Directors the compensation and benefits of all our officers and establishes and reviews general policies relating to compensation and benefits of our employees. The Audit Committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent accountants.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The members of our Compensation Committee of the Board of Directors are currently Mr. Moritz and Mr. Nova, neither of whom has ever been an officer or employee of eToys. Prior to establishing the Compensation Committee in December 1998, the Board of Directors as a whole performed the functions delegated to the Compensation Committee.

DIRECTOR COMPENSATION

    Our directors do not currently receive any cash compensation from us for their service as members of the Board of Directors, although they are reimbursed for certain expenses in connection with attendance at Board and Committee meetings. Under our 1997 Stock Plan, nonemployee directors are eligible to receive stock option grants and stock purchase rights at the discretion of the Board of Directors or other administrator of the plan. Under our 1999 Directors' Stock Option Plan, non-employee directors are eligible to receive automatic stock option grants upon their initial appointment and at each of our annual stockholders meetings. See "--Stock Plans". In September 1997 the Board of Directors granted Mr. Hart an option to purchase 100,000 shares of Common Stock at $0.015 per share in connection with his appointment as a member of the Board of Directors. 1/4th of the shares vested upon June 15, 1998 and 1/48th of the total number of shares vest monthly from and after June 15, 1998. From January 1998 to June 1998, Mr. Hart provided us consulting services. In connection with these services, Mr. Hart received aggregate payments of $39,000, reimbursement of his expenses and an option to purchase 21,000 shares of Common Stock at $0.10 per share. This option, which vested at the rate of 1/6th per month commencing upon February 1, 1998, is fully vested.

EXECUTIVE COMPENSATION

    The following table sets forth the compensation received for services rendered to eToys during the fiscal year ended March 31, 1998 by Edward C. Lenk, the Chief Executive Officer. No other executive officer earned more than $100,000 during the fiscal year ended March 31, 1998.

                           SUMMARY COMPENSATION TABLE

                                                                                               LONG-TERM
                                                                                             COMPENSATION
                                                                                                AWARDS
                                                    ANNUAL COMPENSATION                   -------------------
                                   -----------------------------------------------------      SECURITIES
                                                                      OTHER ANNUAL            UNDERLYING             ALL OTHER
NAME AND PRINCIPAL POSITION(1)      SALARY($)      BONUS($)          COMPENSATION($)          OPTIONS(#)          COMPENSATION($)
---------------------------------  -----------  ---------------  -----------------------  -------------------  ---------------------
Edward C. Lenk(2) ...............   $  80,000         --                   --                     --                    --
  President and Chief Executive
  Officer

--------------------------

(1) Mr. Lenk will be compensated at an annual base salary of $105,000 during the fiscal year ended March 31, 1999. John R. Hnanicek, who became Chief Information Officer in December 1998, will be compensated at an annual base salary of $150,000 during the fiscal year ended March 31, 1999 and was paid a bonus of $60,000 in December 1998, which bonus vests monthly over his first year of employment. Louis V. Zambello III, who became Senior Vice President of Operations in December 1998, will be compensated at an annual base salary of $200,000 during the fiscal year ended March 31, 1999 and has the right to receive a signing bonus of $115,000 before January 31, 2000.

(2) Mr. Lenk commenced employment with us in December 1996.

OPTION GRANTS

    No stock options were granted to the Chief Executive Officer during the fiscal year ended March 31, 1998.

OPTION EXERCISES AND HOLDINGS

    No options were held or exercised in the fiscal year ended March 31, 1998 by the Chief Executive Officer or any executive officer. We did not pay any compensation intended to serve as incentive for performance to occur over a period longer than one year pursuant to a long-term incentive plan in the fiscal year ended March 31, 1998 to the Chief Executive Officer or any executive officer. We do not have any defined benefit or actuarial plan with respect to the Chief Executive Officer or any executive officer under which benefits are determined primarily by final compensation and years of service.

                                  STOCK PLANS

    1999 STOCK PLAN. The Board of Directors adopted our 1999 Stock Plan in February 1999 and it is expected to be approved by the stockholders in March 1999. We have reserved a total of 7,200,000 shares of Common Stock for issuance under the 1999 Stock Plan, plus an automatic annual increase on the first day of our fiscal years beginning in 2000, 2001, 2002, 2003 and 2004 equal to the lesser of 1,500,000 shares, 3.0% of our outstanding Common Stock on the last day of the immediately preceding fiscal year or such lesser number of shares as the Board of Directors determines. As of the date of this offering, no options have been granted under this plan.

    The purposes of the 1999 Stock Plan are to attract and retain the best available personnel, to provide additional incentives to our employees and consultants and to promote the success of our business. The 1999 Stock Plan provides for the granting to employees, including officers and directors, of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and for the granting to employees and consultants, including nonemployee directors, of stock purchase rights and nonstatutory stock options. If an optionee would have the right in any calendar year to exercise for the first time one or more incentive stock options for shares having an aggregate fair market value (under all of our plans and determined for each share as of the date the option to purchase the shares was granted) in excess of $100,000, any such excess options shall be treated as nonstatutory stock options. Unless terminated earlier, the 1999 Stock Plan will terminate in February 2009.

    The 1999 Stock Plan may be administered by the Board of Directors or a committee of the Board, each known as the "Administrator". The Board of Directors currently administers the 1999 Stock Plan. The Administrator determines the terms of options and stock purchase rights granted under the 1999 Stock Plan, including the number of shares subject to an option or stock purchase right, the exercise or purchase price, and the term and exercisability of options. The Administrator may grant an individual employee options or stock purchase rights under the 1999 Stock Plan during any one fiscal year to purchase a maximum of 3,000,000 shares. The exercise price of all incentive stock options granted under the 1999 Stock Plan must be at least equal to the fair market value of our Common Stock on the date of grant. The exercise price of any incentive stock option granted to an optionee who owns stock representing more than 10% of the total combined voting power of all classes of our outstanding capital stock or any parent or subsidiary corporation (a "10% Stockholder") must equal at least 110% of the fair market value of the Common Stock on the date of grant. After the effective date of this offering, the exercise price of nonstatutory stock options and the purchase price of stock purchase rights granted under the 1999 Stock Plan shall be such price as is determined by the Administrator. However, the exercise price of any nonstatutory stock option and the purchase price of stock purchase rights granted to our Chief Executive Officer or our four other most highly compensated officers will generally equal at least 100% of the fair market value of the Common Stock on the date of grant. Payment of the purchase price of options and stock purchase rights may be made in cash or other consideration as determined by the Administrator.

    The Administrator determines the term of options, which may not exceed 10 years. The term is five years in the case of an incentive stock option granted to a 10% Stockholder. An optionee cannot transfer any option other than by will or the laws of descent or distribution. However, the Administrator may grant nonstatutory stock options with limited transferability rights in certain circumstances. Generally, each option may be exercised during the lifetime of the optionee only by such optionee. The Administrator determines when options vest and become exercisable. Stock issued pursuant to stock purchase rights granted under the 1999 Stock Plan will generally be subject to a repurchase right exercisable upon the voluntary or involuntary termination of the holder's employment or consulting relationship with us for any reason (including death or disability). We expect that options and stock purchase rights granted under the 1999 Stock Plan generally will vest, or any repurchase right will generally lapse, at the rate of 1/4th of the total number of shares subject to the options or stock purchase rights 12 months after the date of grant, and 1/48th of the total number of shares subject to the options each month thereafter.

    The Board has the authority to amend or terminate the 1999 Stock Plan as long as such action does not materially and adversely affect any outstanding option and provided that stockholder approval for any amendments to the 1999 Stock Plan shall be obtained to the extent required by applicable law.

    1997 STOCK PLAN. The Board of Directors adopted and our stockholders approved our 1997 Stock Plan in March 1997. We have reserved a total of 5,800,000 shares of Common Stock for issuance under the 1997 Stock Plan. As of December 31, 1998, options to purchase 376,187 shares of Common Stock with a weighted average exercise price of $0.107 had been exercised and options to purchase a total of 4,254,200 shares at a weighted average exercise price of $0.996 per share were outstanding. As of December 31, 1998, 1,169,613 shares remained available for future issuance under the 1997 Stock Plan. However, the Board has determined that all future grants to employees and consultants will take place under our 1999 Stock Plan and therefore any shares remaining available for issuance under the 1997 Stock Plan as of the date of this offering will be returned to our authorized but unissued capital stock and will not be available for future grant. Shares returning to the 1997 Stock Plan upon cancellation of outstanding options may be made subject to future grant after the date of this offering. Unless terminated earlier, the 1997 Stock Plan shall terminate in March 2007.

    The terms of options and stock purchase rights issued under the 1997 Stock Plan are generally the same as those which may be issued under the 1999 Stock Plan, except with respect to the following features. The 1997 Stock Plan does not impose an annual limitation on the number of shares subject to options or stock purchase rights which may be issued to any individual employee. In addition, nonstatutory stock options or stock purchase rights granted under the 1997 Stock Plan are nontransferable in all cases and must be granted with an exercise price or purchase price equal to at least 85% of the fair market value of the Common Stock on the date of grant, unless granted to a 10% Stockholder, in which case the exercise price of options must be at least 110%, and the purchase price of stock purchase rights must be at least 100%, of the fair market value on the date of grant.

    1999 DIRECTORS' STOCK OPTION PLAN. The Board of Directors adopted our 1999 Directors' Stock Option Plan in February 1999 and it is expected to be approved by the stockholders in March 1999. We have reserved a total of 200,000 shares of Common Stock for issuance under the 1999 Directors' Stock Option Plan. The 1999 Directors' Stock Option Plan becomes effective upon the effective date of this offering. As of the date of this offering, no options to purchase shares of Common Stock have been issued under the 1999 Directors' Stock Option Plan. The 1999 Directors' Stock

Option Plan provides for the grant of
nonstatutory stock options to nonemployee directors. The 1999 Directors' Stock Option Plan is designed to work automatically without administration; however, to the extent administration is necessary, it will be performed by the Board of Directors. To the extent they arise, we expect that conflicts of interest will be addressed by abstention of any interested director from both deliberations and voting regarding matters in which such director has a personal interest. Unless terminated earlier, the 1999 Directors' Stock Option Plan will terminate in February 2009.

    The 1999 Directors' Stock Option Plan provides that each person who becomes a nonemployee director after the date of this offering will be granted a nonstatutory stock option to purchase 20,000 shares of Common Stock on the date on which the optionee first becomes a nonemployee director. In addition, on the date of each annual meeting of stockholders, we will grant to each nonemployee director an additional option to purchase 5,000 shares of Common Stock if, on such date, he or she has served on our Board of Directors for at least six months. All options granted under the 1999 Directors' Stock Option Plan shall have an exercise price equal to 100% of the fair market value of the Common Stock as of the date of grant and will be exercisable in full immediately upon grant.

    The 1999 Directors' Stock Option Plan sets neither a maximum nor a minimum number of shares for which options may be granted to any one nonemployee director, but does specify the number of shares that may be included in any grant and the method of making a grant. The optionee cannot transfer any option granted under the 1999 Directors' Stock Option Plan other than by will or the laws of descent or distribution or pursuant to a qualified domestic relations order. Each option is exercisable, during the lifetime of the optionee, only by such optionee. If a nonemployee director ceases to serve as a director for any reason other than death or disability, he or she has 90 days after the date he or she ceases to be a director to exercise options granted under the 1999 Directors' Stock Option Plan. To the extent that he or she does not exercise an option within such 90 day period, such option shall terminate. If a director's service on our Board of Directors terminates as a result of his or her death or disability, the director or the director's estate will have the right to exercise any option granted under the 1999 Directors' Stock Option Plan for 12 months following such termination date. Options granted under the 1999 Directors' Stock Option Plan have a term of ten years.

    The Board of Directors may amend or terminate the 1999 Directors' Stock Option Plan at any time. However, no such action may adversely affect any outstanding option. Stockholder approval for any amendments to the 1999 Directors' Stock Option Plan shall be obtained to the extent required by applicable law.

    1999 EMPLOYEE STOCK PURCHASE PLAN. The Board of Directors adopted our 1999 Employee Stock Purchase Plan in February 1999 and it is expected to be approved by the stockholders in March 1999. We have reserved a total of 300,000 shares of Common Stock for issuance under the 1999 Employee Stock Purchase Plan, plus an automatic annual increase on the first day of each of our fiscal years beginning in 2000, 2001, 2002, 2003 and 2004 equal to the lesser of 180,000 shares, 0.5%
of our outstanding Common Stock on the last day of the immediately preceding fiscal year, or such lesser number of shares as the Board of Directors shall determine. The 1999 Employee Stock Purchase Plan becomes effective upon the date of this offering. Unless terminated earlier by the Board of Directors, the 1999 Employee Stock Purchase Plan shall terminate in February 2019.

    The 1999 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code. This plan will be implemented by a series of overlapping offering periods of 24 months' duration, with new offering periods (other than the first offering period) commencing on May 1 and November 1 of each year. Each offering period will consist of four consecutive purchase periods of six months' duration, at the end of which an automatic purchase will be made for participants. The initial offering period is expected to commence on the date of this offering and end on April 30, 2001; the initial purchase period is expected to begin on the date of this offering and end on October 31, 1999. The Board of Directors or a committee appointed by the Board of Directors will administer the 1999 Employee Stock Purchase Plan. Our employees, including officers and employee directors, or employees of any majority-owned subsidiary designated by the Board of Directors, are eligible to participate in the 1999 Employee Stock Purchase Plan if they are employed by us or any such subsidiary for at least 20 hours per week and more than five months per year. The 1999 Employee Stock Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions, which may not exceed 15% of an employee's compensation. The purchase price is equal to the lower of 85% of the fair market value of the Common Stock at the beginning of each offering period or at the end of each purchase period. In certain circumstances, the purchase price may be adjusted during an offering period to avoid our incurring adverse accounting charges. The Board of Directors shall have the discretion to increase, before the beginning of an offering period, the percentage of participants' compensation that may be withheld through the 1999 Employee Stock Purchase Plan, but such percentage may not exceed 20%. Employees may end their participation in the 1999 Employee Stock Purchase Plan at any time during an offering period, and participation ends automatically on termination of employment.

    An employee cannot be granted an option under the 1999 Employee Stock Purchase Plan if immediately after the grant such employee would own stock and/or hold outstanding options to purchase stock equaling 5% or more of the total voting power or value of all classes of our stock or stock of our subsidiaries. An employee cannot be granted an option to purchase stock under all of our or our subsidiaries' employee stock purchase plans that accrues at a rate that exceeds $25,000 of fair market value of such stock for each calendar year in which the option is outstanding. In addition, no employee may purchase more than 3,000 shares of Common Stock under the 1999 Employee Stock Purchase Plan in any one purchase period. If the fair market value of the Common Stock on a purchase date is less than the fair market value at the beginning of the offering period, each participant in the 1999 Employee Stock Purchase Plan shall automatically be withdrawn from the offering period as of the end of the purchase date and re-enrolled in the new 24-month offering period beginning on the first business day following the purchase date.

    If we merge or consolidate with or into another corporation or sell all or substantially all of our assets, each right to purchase stock under the 1999 Employee Stock Purchase Plan will be assumed or an equivalent right substituted by the successor corporation. However, the Board of Directors may shorten any ongoing offering period so that employees' rights to purchase stock under the 1999 Employee Stock Purchase Plan are exercised before the transaction. The Board of Directors has the power to amend or terminate the 1999 Employee Stock Purchase Plan and to change or terminate offering periods as long as such action does not adversely affect any outstanding rights to purchase stock thereunder. However, the Board of Directors may amend or terminate the 1999 Employee Stock Purchase Plan or an offering period even if it would adversely affect outstanding options in order to avoid our incurring adverse accounting charges.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

    Our Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for (i) any breach of their duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payments of dividends or unlawful stock repurchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit. Such limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

    Our Certificate of Incorporation and Bylaws provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our Bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our Bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Bylaws would permit indemnification.

    We have entered into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our Bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of eToys, arising out of such person's services as a director or executive officer of eToys, any subsidiary of eToys or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

    At present, we are not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

    In June 1997, we sold 2,500,000 shares of Common Stock to Edward C. Lenk at $0.015 per share in exchange for $18,750 in cash and a promissory note in the principal amount of $18,750. The note is full recourse and secured by 1,250,000 of Mr. Lenk's shares. 1,250,000 of Mr. Lenk's shares are subject to a repurchase option in favor of us which lapses according to the following schedule: 1/4th of such shares vested on December 1, 1997, and 1/48th of such total have vested monthly from and after December 1, 1997. In addition, all shares immediately vest upon a change of control.

    In October 1998, we issued Mr. Lenk an option to purchase 1,000,000 shares of Common Stock at $0.43 per share. The option vests according to the following schedule: 1/4th of the shares vest on October 21, 1999 and 1/48th of the total number of shares vest monthly thereafter.

    In June 1997, we sold 833,334 shares of Common Stock to Frank C. Han at $0.015 per share in exchange for $6,250 in cash and a promissory note in the principal amount of $6,250. The note is full recourse and secured by 416,667 of Mr. Han's shares. 466,667 of Mr. Han's shares are subject to a repurchase option in favor of us which lapses according to the following schedule: 1/4th of such shares vested on February 1, 1998, and 1/48th of such total have vested monthly from and after February 1, 1998. In addition, all shares immediately vest upon a change of control.

    In October 1998, we issued Mr. Han an option to purchase 275,000 shares of Common Stock at $0.43 per share. The option vests according to the following schedule: 1/4th of the shares vest on October 21, 1999 and 1/48th of the total number of shares vest monthly from and after October 21, 1999.

    In September 1997 we issued Peter C.M. Hart a stock option to purchase 100,000 shares of Common Stock at $0.015 per share. 1/4th of the shares subject to the option vested on June 15, 1998 and 1/48th of the total have vested monthly from and after June 15, 1998. Mr. Hart was appointed a Director in October 1997. In December 1997, we sold Mr. Hart 32,939 shares of Series A Preferred Stock at $0.62 per share. From January 1998 to June 1998, Mr. Hart provided us part-time consulting services. In connection with these services, in February 1998 we issued Mr. Hart a stock option to purchase 21,000 shares of Common Stock at $0.10 per share. 1/6th of the shares subject to this option vested monthly from and after February 1, 1998.

    In December 1998, we entered into an Offer Letter with John R. Hnanicek, our Chief Information Officer. The agreement entitles Mr. Hnanicek to a salary of $150,000 per year and a signing bonus of $60,000 which vests monthly over the first year of his employment. In December 1998, we granted Mr. Hnanicek an option to purchase 200,000 shares of Common Stock at $5.00 per share. The option is immediately exercisable and the shares subject to the option are subject to a right of repurchase in our favor which lapses according to the following schedule: 1/4th of the shares vest on December 31, 1999 and 1/48th of the total number of shares vest monthly from and after December 31, 1999. If Mr. Hnanicek is terminated without cause during the first six months of his employment, an additional 1/8th of such shares shall vest. If Mr. Hnanicek is terminated without cause during his first six to 12 months of employment, an additional 1/48th of such shares shall vest per each month of completed employment.

    In December 1998, we entered into an Offer Letter with Louis V. Zambello III, our Senior Vice President of Operations. The agreement entitles Mr. Zambello to a salary of $200,000 per year, a signing bonus of $115,000 which vests monthly over the first year of his employment and severance benefits equal to $100,000 if he is terminated without cause during the first 12 months of his employment with us. In December 1998, we granted Mr. Zambello an option to purchase 275,000 shares of Common Stock at $5.00 per share. The option is immediately exercisable and the shares subject to the option are subject to a right of repurchase in our favor which lapses according to the following schedule: 1/4th of the shares vest on December 31, 1999 and 1/48th of the total number of shares vest monthly from and after December 31, 1999. If Mr. Zambello is terminated without cause during the first six months of his employment, an additional 1/8th of such shares shall vest. If Mr. Zambello is terminated without cause during his first six to twelve months of employment, an additional 1/48th of such shares shall vest per each month of completed employment. Furthermore, if we experience a change of control within two years following his commencement of employment, a total of 137,500 of such shares shall immediately vest.

    In January 1999, we entered into an Offer Letter with Steven J. Schoch, our Chief Financial Officer. The agreement entitles Mr. Schoch to a salary of $125,000 per year, a signing bonus of $25,000 which vests monthly over the first year of his employment and severance benefits equal to $93,750 if he is terminated without cause during the first 12 months of his employment with us. In January 1999, we granted Mr. Schoch an option to purchase 250,000 shares of Common Stock at $10.00 per share. The option is immediately exercisable and the shares subject to the option are subject to a right of repurchase in our favor which lapses according to the following schedule: 1/4th of the shares vest on January 31, 2000 and 1/48th of the total number of shares vest monthly from and after January 31, 2000. If Mr. Schoch is terminated without cause during the first six months of his employment, an additional 1/8th of such shares shall vest. If Mr. Schoch is terminated without cause during his first six to twelve months of employment, an additional 1/48th of such shares shall vest per each month of completed employment. Furthermore, if we experience a change of control within 18 months following his commencement of employment, a total of 93,750 of such shares shall immediately vest.

    In June 1997, we sold 6,466,667 shares of Common Stock at $0.015 per share and issued a note in the principal amount of $100,000 to idealab!. Pursuant to a Letter Agreement dated November 5, 1997, idealab! returned shares of Common Stock to us in the form of a capital contribution such that idealab!'s ownership was reduced to 6,106,666 shares of Common Stock. Pursuant to a second Letter Agreement dated November 5, 1997, idealab! forgave our indebtedness in the amount of $100,000 in consideration for idealab!'s right to purchase additional shares of Preferred Stock in a subsequent round of financing.

    We have entered into indemnification agreements with our officers and directors containing provisions which may require us, among other things, to indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as officers or directors (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. See "Management--Limitation of Liability and Indemnification Matters".

    The following table summarizes the shares of Common Stock and Preferred Stock purchased by our directors and 5% stockholders and persons and entities associated with them in private placement transactions. Each share of Redeemable Convertible Preferred Stock automatically converts into one share of Common Stock upon the closing of this offering. The shares of Common Stock were sold at $0.015 per share, the shares of Series A Preferred Stock were sold at $0.62 per share and the shares of Series B Preferred Stock were sold at $2.1032 per share. See "Principal Stockholders".

                                                                             COMMON      SERIES A     SERIES B
                   ENTITIES AFFILIATED WITH DIRECTORS                         STOCK      PREFERRED    PREFERRED
-------------------------------------------------------------------------  -----------  -----------  -----------
Entities affiliated with Highland Capital Partners (Daniel Nova)(1)......      --           --         3,803,728
Entities affiliated with DynaFund Ventures (Tony Hung)(2)................      --         1,612,903      950,932
Entities affiliated with Sequoia Capital (Michael Moritz)(3).............      --           --         2,377,330
Peter C.M. Hart..........................................................      --            32,939      --
                          OTHER 5% STOCKHOLDERS
-------------------------------------------------------------------------
Entities affiliated with idealab!(4).....................................    6,466,667    1,612,903      713,198
Intel Corporation........................................................      --         1,612,903      950,931

------------------------

(1) Includes shares held by Highland Capital Partners III Limited Partnership and Highland Entrepreneurs' Fund III.

(2) Includes shares held by DynaFund L.P. and DynaFund International L.P.

(3) Includes shares held by Sequoia Capital VII, Sequoia International Technology Partners VIII (Q), CMS Partners LLC, Sequoia International Technology Partners VIII and Sequoia 1997.

(4) Includes shares held by idealab!, idealab! Capital Partners I-A, LP and idealab! Capital Partners 1-B, LP. In November 1997, idealab! returned shares of Common Stock to us in the form of a capital contribution such that idealab!'s ownership was reduced to 6,106,666 shares of Common Stock. idealab! Capital Partners I-A, LP and idealab! Capital Partners I-B, LP disclaim ownership of the shares held by idealab! except to the extent of their respective proportionate interest therein.

                             PRINCIPAL STOCKHOLDERS

The following table sets forth information known to us with respect to the beneficial ownership of our Common Stock as of December 31, 1998, as adjusted to reflect the sale of the Common Stock offered hereby under this prospectus and conversion of all outstanding shares of Preferred Stock into shares of Common Stock, by (i) each stockholder known by us to own beneficially more than 5% of the Common Stock, (ii) each director, (iii) the Chief Executive Officer and named executive officers and (iv) all directors and executive officers as a group.

                                             SHARES BENEFICIALLY OWNED  SHARES BENEFICIALLY OWNED
                                               PRIOR TO OFFERING(1)         AFTER OFFERING(1)
                                             -------------------------  -------------------------
                                               NUMBER    PERCENTAGE(2)    NUMBER    PERCENTAGE(2)
                                             ----------  -------------  ----------  -------------
Entities affiliated with idealab!(3) ......   8,432,767        28.57%    8,432,767             %
  130 West Union Street
  Pasadena, CA 91103
Entities affiliated with Highland Capital
  Partners(4) .............................   3,803,728        12.89     3,803,728
  Two International Place
  Boston, MA 02110
Entities affiliated with DynaFund
  Ventures(5) .............................   2,563,835         8.68     2,563,835
  21311 Hawthorne Blvd., Suite 300
  Torrance, CA 90503
Intel Corporation .........................   2,563,834         8.68     2,563,834
  2200 Mission Blvd.
  Santa Clara, CA 95052
Entities affiliated with Sequoia Capital
  Partners(6) .............................   2,377,330         8.06     2,377,330
  3000 Sand Hill Road, Bldg. 4, Suite 280
  Menlo Park, CA 94025
Daniel J. Nova(7) .........................   3,803,728        12.89     3,803,728
Tony Hung(8) ..............................   2,563,835         8.68     2,563,835
Edward C. Lenk ............................   2,500,000         8.47     2,500,000
Michael Moritz(9) .........................   2,377,330         8.06     2,377,330
Peter C.M. Hart(10) .......................     111,734        *           111,734        *
Louis V. Zambello III(11) .................     275,000        *           275,000        *
John R. Hnanicek(12) ......................     200,000        *           200,000        *
All directors and executive officers as a
  group (9 persons)(13) ...................  12,914,961        42.60%   12,914,961

------------------------

   * Less than 1% of the outstanding shares of Common Stock.

 (1) Assumes no exercise of the Underwriters' over-allotment option. Except pursuant to applicable community property laws or as indicated in the footnotes to this table, to our knowledge, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such stockholder.

 (2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of Common Stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after December 31, 1998 are deemed outstanding, while such shares are not deemed outstanding for computing percentage ownership of any other person. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

 (3) Includes 6,106,666 shares held by idealab!, 2,187,453 shares held by idealab! Capital Partners I-A, LP and 138,648 shares held by idealab! Capital Partners I-B, LP. idealab! Capital Partners I-A, LP and idealab! Capital Partners I-B, LP disclaim beneficial ownership of the shares held by idealab! except to the extent of their respective proportionate interest therein.

 (4) Includes 3,651,579 shares held by Highland Capital Partners III Limited Partnership and 152,149 shares held by Highland Entrepreneurs' Fund III Limited Partnership.

 (5) Includes 1,385,298 shares held by DynaFund International L.P. and 1,178,537 shares held by DynaFund L.P.

 (6) Includes 2,154,579 shares held by Sequoia Capital VII, 142,640 shares held by Sequoia International Technology Partners VIII (Q), 47,547 shares held by CMS Partners LLC, 27,339 shares held by Sequoia International Technology Partners VIII and 5,230 shares held by Sequoia 1997.

 (7) Includes 3,651,579 shares held by Highland Capital Partners III Limited Partnership and 152,149 shares held by Highland Entrepreneurs' Fund III Limited Partnership. Daniel Nova is a general partner of the general partner of the Highland entities and is a Director of eToys. He disclaims beneficial ownership of the shares held by the entities except to the extent of his proportionate interest therein.

 (8) Includes 1,385,298 shares held by DynaFund International L.P. and 1,178,537 shares held by DynaFund L.P. Tony Hung is a vice president of the general partners of the DynaFund entities and is a Director of eToys. He disclaims beneficial ownership of the shares held by the entities except to the extent of his proportionate interest therein.

 (9) Includes 2,154,574 shares held by Sequoia Capital VII, 142,640 shares held by Sequoia International Technology Partners VIII (Q), 47,547 shares held by CMS Partners LLC, 27,339 shares held by Sequoia International Technology Partners VIII and 5,230 shares held by Sequoia 1997. Michael Moritz is a general partner of the general partners of the Sequoia entities and is a Director of eToys. He disclaims beneficial ownership of the shares held by the entities except to the extent of his proportionate interest therein.

 (10) Includes 16,129 shares issuable upon exercise of a warrant that will expire upon this offering and 62,666 shares issuable upon exercise of options which will be vested within 60 days of December 31, 1998.

 (11) Includes 275,000 shares issuable upon exercise of an option which will be exercisable within 60 days of December 31, 1998, but which are subject to a right of repurchase in our favor at cost in the event Mr. Zambello ceases employment with us.

 (12) Includes 200,000 shares issuable upon exercise of an option which will be exercisable within 60 days of December 31, 1998, but which are subject to a right of repurchase in our favor at cost in the event Mr. Hnanicek ceases employment with us.

 (13) Includes the shares described in Notes 7 through 12, 833,334 shares held by an executive officer not named in this table, and 250,000 shares issuable upon exercise of an option held by an executive officer not named in this table which will be exercisable within 60 days of December 31, 1998, but which are subject to a right of repurchase in our favor at cost in the event such officer ceases employment with us.

                          DESCRIPTION OF CAPITAL STOCK

    Upon the completion of this offering, we will be authorized to issue 200,000,000 shares of Common Stock, $0.0001 par value, and 5,000,000 shares of undesignated Preferred Stock, $0.0001 par value. All currently outstanding shares of Preferred Stock will be converted into Common Stock upon the closing of this offering. The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our Certificate of Incorporation and Bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

COMMON STOCK

    As of December 31, 1998 there were 29,512,331 shares of Common Stock outstanding (as adjusted to reflect the conversion of all outstanding shares of Series A Preferred Stock and Series B Preferred Stock into Common Stock), held of record by 82 stockholders. In addition, as of December 31, 1998, there were options to purchase an aggregate of 4,254,200 shares of Common Stock and warrants to purchase an aggregate of 50,000 shares of Common Stock outstanding. After giving effect to the sale of the shares offered by us in this offering,
there will be          shares of Common Stock outstanding (assuming no exercise
of the underwriter's overallotment option or exercise of outstanding options under our stock option plans and warrants after December 31, 1998).

    The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available for that purpose. See "Dividend Policy". In the event of our liquidation, dissolution or winding up, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of any outstanding Preferred Stock. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. The outstanding shares of Common Stock are, and the shares of Common Stock to be issued upon completion of this offering will be, fully paid and non-assessable.

PREFERRED STOCK

    Upon the closing of the offering, all outstanding shares of Redeemable Convertible Preferred Stock will be converted into 18,926,423 shares of Common Stock (assuming full exercise of warrants to purchase 673,371 shares of Series A Preferred Stock outstanding as of December 31, 1998) and automatically retired. Thereafter, the Board of Directors will have the authority, without further action by the stockholders, to issue up to 5,000,000 shares of Preferred Stock in one or more series and to designate the rights, preferences, privileges and restrictions of each such series, any or all of which may be greater than the rights of the Common Stock. It is not possible to state the actual effect of the issuance of any share of Preferred Stock upon the rights of the holders of the Common Stock until the Board of Directors determines the specific rights of the holders of such Preferred Stock. However, the effects might include, among other things, restricting dividends on the Common Stock, diluting the voting power of the Common Stock, impairing the liquidation rights of the Common Stock and delaying or preventing our change in control without further action by the stockholders. We have no present plans to issue any shares of Preferred Stock.

WARRANTS

    As of December 31, 1998 there were warrants outstanding to purchase a total of 50,000 shares of Common Stock at a price of $0.01 per share and 673,371 shares of Series A Preferred Stock at a price of $0.62 per share. All such warrants not exercised will expire upon the closing of this offering. In addition, we are obligated to issue a warrant to purchase shares of Common Stock to an equipment lessor prior to this offering.

REGISTRATION RIGHTS

    The holders of 21,586,386 shares of Common Stock, options to purchase 1,275,000 shares of Common Stock and warrants to purchase 673,371 shares of Common Stock (the "registrable securities") or their permitted transferees are entitled to certain rights with respect to the registration of such shares under the Securities Act. These rights are provided under the terms of an agreement between eToys and the holders of the registrable securities. Subject to certain limitations in the agreement, the holders of at least 25% of the then outstanding registrable securities may require, on two occasions beginning 180 days after the date of this prospectus, that we use our best efforts to register the registrable securities for public resale. We are obligated to register these shares if the shares to be registered constitute at least 25% of the then outstanding registrable securities or have an anticipated public offering price of at least $5,000,000 (net of underwriting discounts and commissions). If we register any Common Stock, either for our own account or for the account of other security holders, the holders of registrable securities are entitled to include their shares of Common Stock in such registration, subject to the ability of the underwriters to limit the number of shares included in the offering in view of market conditions. Subject to certain limitations, the holders of at least 25% of the then outstanding registrable securities (or a lesser percentage if the aggregate offering price is at least $5,000,000) may also require us on three occasions to register all or a portion of their registrable securities on Form S-3 when use of such form becomes available to us, provided, among other limitations, that the proposed aggregate selling price (net of any underwriters' discounts or commissions) is at least $2,000,000. Subject to certain limitations, we will bear all registration expenses other than underwriting discounts and commissions. All registration rights will terminate on the date five years following the closing of this offering, or, with respect to each holder of registrable securities, at such time as the holder is entitled to sell all of its shares in any three month period under Rule 144 of the Securities Act.

EFFECT OF CERTAIN CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

    Certain provisions of Delaware law and our Certificate of Incorporation and Bylaws could make more difficult our acquisition by means of a tender offer, a proxy contest or otherwise and the removal of our incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of eToys to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

    We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.

    Our Certificate of Incorporation eliminates the right of stockholders to act by written consent without a meeting. The Certificate of Incorporation and Bylaws of eToys do not provide for cumulative voting in the election of directors. The authorization of undesignated Preferred Stock makes it possible for the Board of Directors to issue Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to change our control. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. The amendment of any of these provisions would require approval by holders of at least 66 2/3% of the outstanding Common Stock.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C. The transfer agent's address and telephone number is 400 South Hope Street, 4th Floor, Los Angeles, California 90071 and (213) 553-9730.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has been no market for our Common Stock. Future sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale (as described below), sales of substantial amounts of our Common Stock in the public market after the restrictions lapse could adversely affect the prevailing market price and impair eToys' ability to raise equity capital in the future.

    Upon completion of the offering, we will have       outstanding shares of
Common Stock. Of these shares, the       shares sold in the offering (plus any
shares issued upon exercise of the underwriters' over-allotment option) will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act (generally, officers, directors or 10% stockholders).

    The remaining 29,512,331 shares outstanding are "restricted securities" within the meaning of Rule 144 under the Securities Act ("Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below. Sales of the Restricted Shares in the public market, or the availability of such shares for sale, could adversely affect the market price of the Common Stock.

    Our directors, officers and securityholders have entered into lock-up agreements in connection with this offering generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our Common Stock or any securities exercisable for or convertible into our Common Stock owned by them for a period of 180 days after the date of this prospectus without the prior written consent of the representatives of the underwriters. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up agreements will not be salable until such agreements expire or are waived by the designated underwriters' representative. Taking into account the lock-up agreements, and assuming Goldman, Sachs & Co. does not release stockholders from these agreements, the following shares will be eligible for sale in the public market at the following times:

- Beginning on the effective date of this prospectus, only the shares sold in the offering will be immediately available for sale in the public market.

- Beginning 180 days after the effective date, approximately 3,659,521 shares will be eligible for sale pursuant to Rule 701, approximately 1,995,079 additional shares will be eligible for sale pursuant to Rule 144(k), and approximately 23,857,731 additional shares will be eligible for sale pursuant to Rule 144. All but 8,968,398 of such shares are held by affiliates.

    In general, under Rule 144 as currently in effect, and beginning after the expiration of the lock-up agreements (180 days after the date of this prospectus) of a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) one percent of the number of shares of Common Stock then
outstanding (which will equal approximately       shares immediately after the
offering); or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under

Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

    Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any of our employees, officers, directors or consultants who purchased shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 144. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirement of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. In addition, we intend to file registration statements under the Securities Act as promptly as possible after the effective date to register shares to be issued pursuant to our employee benefit plans. As a result, any options or rights exercised under the 1997 Stock Plan, the 1999 Stock Plan, the 1999 Employee Stock Purchase Plan, the 1999 Directors' Stock Option Plan or any other benefit plan after the effectiveness of such registration statement will also be freely tradable in the public market, except that shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144 unless otherwise resalable under Rule 701. As of December 31, 1998 there were outstanding options for the purchase of 4,254,200 shares, of which options to purchase 239,240 shares were exercisable. See "Risk Factors--Shares Eligible for Future Sale", "Management--Stock Plans" and "Description of Capital Stock--Registration Rights".

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed upon for eToys by Venture Law Group, A Professional Corporation, Menlo Park, California. Glen R. Van Ligten, a director of Venture Law Group, serves as our Assistant Secretary. Certain legal matters in connection with this offering will be passed upon for the underwriters by Gunderson, Dettmer, Stough, Villeneuve, Franklin & Hachigian, LLP. As of the date of this prospectus, a certain director of Venture Law Group and an investment partnership affiliated with Venture Law Group own an aggregate of 13,924 shares of Common Stock.

                                    EXPERTS

    The financial statements of eToys Inc. as of March 31, 1998, and December 31, 1998 and the related statements of operations, stockholders' equity (deficit) and cash flows for the year ended March 31, 1998 and the nine months ended December 31, 1998, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the Common Stock offered in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedule thereto. For further information with respect to eToys and the Common Stock offered in this offering, reference is made to the registration statement and to the attached exhibits and schedules. Statements made in this prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved. The registration statement and the attached exhibits and schedules may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, NY 10048, and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon payment of prescribed fees. Reports, proxy and information statements and other information regarding registrants that file electronically with the Commission may also be inspected without charge at a Web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                      CONTENTS

Report of Independent Auditors.......................................................     F-2

Balance Sheets at March 31, 1998 and December 31, 1998...............................     F-3

Statements of Operations for the year ended March 31, 1998 and the nine months ended
  December 31, 1997 (unaudited) and 1998.............................................     F-4

Statements of Stockholders' Equity (Deficit) for the year ended March 31, 1998 and
  the nine months ended December 31, 1998............................................     F-5

Statements of Cash Flows for the year ended March 31, 1998 and the nine months ended
  December 31, 1997 (unaudited) and 1998.............................................     F-6

Notes to Financial Statements........................................................     F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders

eToys Inc.

    We have audited the accompanying balance sheets of eToys Inc. as of March 31, 1998 and December 31, 1998, and the related statements of operations, stockholders' equity (deficit), and cash flows for the year ended March 31, 1998 and the nine months ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of eToys Inc. as of March 31, 1998 and December 31, 1998, and the results of its operations and its cash flows for the year ended March 31, 1998 and the nine months ended December 31, 1998, in conformity with generally accepted accounting principles.

                                                               Ernst & Young LLP

February 15, 1999

                                   ETOYS INC.

                                 BALANCE SHEETS

                                                                                                     PRO FORMA
                                                                                                   STOCKHOLDERS'
                                                                                                     EQUITY AT
                                                                    MARCH 31,     DECEMBER 31,     DECEMBER 31,
                                                                      1998            1998             1998
                                                                  -------------  ---------------  ---------------
                                                                                                    (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.....................................  $   1,552,000  $    18,545,000
  Inventories...................................................        224,000        4,971,000
  Prepaid expenses and other current assets.....................         35,000          394,000
                                                                  -------------  ---------------
Total current assets............................................      1,811,000       23,910,000
Property and equipment:
  Equipment.....................................................        155,000        1,749,000
  Furniture and fixtures........................................          8,000           10,000
  Leasehold improvements........................................         15,000          331,000
  Assets under capital lease....................................       --                 75,000
                                                                  -------------  ---------------
                                                                        178,000        2,165,000
  Accumulated depreciation and amortization.....................        (18,000)        (264,000)
                                                                  -------------  ---------------
                                                                        160,000        1,901,000
Goodwill (net of accumulated amortization of $122,000 at
  December 31, 1998)............................................        488,000          366,000
Other assets....................................................       --              1,022,000
                                                                  -------------  ---------------
Total assets....................................................  $   2,459,000  $    27,199,000
                                                                  -------------  ---------------
                                                                  -------------  ---------------
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..............................................  $     346,000  $    12,314,000
  Accrued expenses..............................................          9,000        1,455,000
  Current portion of capital lease obligations..................                          24,000
                                                                  -------------  ---------------
Total current liabilities.......................................        355,000       13,793,000
Long-term capital lease obligations.............................       --                 35,000
Redeemable Convertible Preferred Stock, 18,926,423 shares
  authorized:
    Series A Preferred Stock; $.0001 par value; 6,318,017 and
      6,366,403 shares issued and outstanding at March 31, 1998
      and December 31, 1998, respectively.......................      3,917,000        3,947,000        --
    Series B Preferred Stock, $.0001 par value, 11,886,649
      shares issued and outstanding.............................       --             24,952,000        --
Commitments and contingencies...................................       --              --
Stockholders' equity:
  Common Stock, $.0001 par value, 50,000,000 shares authorized;
    10,933,092 and 11,259,279 shares issued and outstanding at
    March 31, 1998 and December 31, 1998, respectively..........          1,000            1,000            3,000
  Additional paid-in capital....................................        537,000       32,202,000       61,099,000
  Receivables from stockholders.................................        (30,000)        (147,000)        (147,000)
  Deferred compensation.........................................        (53,000)     (30,058,000)     (30,058,000)
  Accumulated deficit...........................................     (2,268,000)     (17,526,000)     (17,526,000)
                                                                  -------------  ---------------  ---------------
Total stockholders' equity (deficit)............................     (1,813,000)     (15,528,000) $    13,371,000
                                                                  -------------  ---------------  ---------------
                                                                                                  ---------------
Total liabilities and stockholders' equity (deficit)............  $   2,459,000  $    27,199,000
                                                                  -------------  ---------------
                                                                  -------------  ---------------

                            See accompanying notes.

                                   ETOYS INC.
                            STATEMENTS OF OPERATIONS

                                                                                   NINE MONTHS ENDED DECEMBER 31,
                                                                   YEAR ENDED     --------------------------------
                                                                 MARCH 31, 1998                         1998
                                                                 ---------------       1997       ----------------
                                                                                  --------------
                                                                                   (UNAUDITED)
Net sales......................................................  $       687,000  $      530,000  $     23,900,000
Cost of sales..................................................          568,000         438,000        19,008,000
                                                                 ---------------  --------------  ----------------
Gross profit...................................................          119,000          92,000         4,892,000
Operating expenses:
  Marketing and sales..........................................        1,290,000         632,000        14,354,000
  Product development..........................................          421,000         206,000         2,006,000
  General and administrative...................................          678,000         366,000         4,228,000
                                                                 ---------------  --------------  ----------------
                                                                       2,389,000       1,204,000        20,588,000
                                                                 ---------------  --------------  ----------------
Operating loss.................................................       (2,270,000)     (1,112,000)      (15,696,000)
Other income (expense):
  Interest income..............................................           18,000              --           485,000
  Interest expense.............................................          (15,000)        (15,000)          (46,000)
                                                                 ---------------  --------------  ----------------
Loss before provision for income taxes.........................       (2,267,000)     (1,127,000)      (15,257,000)
Provision for income taxes.....................................            1,000              --             1,000
                                                                 ---------------  --------------  ----------------
Net loss.......................................................  $    (2,268,000) $   (1,127,000) $    (15,258,000)
                                                                 ---------------  --------------  ----------------
                                                                 ---------------  --------------  ----------------
Basic net loss per equivalent share............................  $         (0.27) $        (0.14) $          (1.38)
                                                                 ---------------  --------------  ----------------
                                                                 ---------------  --------------  ----------------
Pro forma basic net loss per equivalent share..................  $         (0.23) $        (0.14) $          (0.58)
                                                                 ---------------  --------------  ----------------
                                                                 ---------------  --------------  ----------------
Shares used to compute basic net
  loss per equivalent share....................................        8,376,629       7,775,365        11,052,345
                                                                 ---------------  --------------  ----------------
                                                                 ---------------  --------------  ----------------
Shares used to compute pro forma basic net loss per equivalent
  share........................................................       10,077,634       7,959,833        26,429,153
                                                                 ---------------  --------------  ----------------
                                                                 ---------------  --------------  ----------------

                            See accompanying notes.

                                   ETOYS INC.
                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                       COMMON STOCK        ADDITIONAL    RECEIVABLES
                                  -----------------------    PAID-IN        FROM          DEFERRED      ACCUMULATED
                                    SHARES      AMOUNT       CAPITAL    STOCKHOLDERS    COMPENSATION      DEFICIT         TOTAL
                                  ----------  -----------  -----------  -------------  --------------  -------------  -------------
Balance at April 1, 1997........          --   $      --   $        --   $        --    $         --    $        --   $          --
  Issuance of Common Stock......   8,856,425       1,000       451,000            --              --             --         452,000
  Restricted stock issued.......   2,026,667          --        30,000       (30,000)             --             --              --
  Exercise of stock options.....      50,000          --         1,000            --              --             --           1,000
  Deferred compensation.........          --          --        55,000            --         (55,000)            --              --
  Amortization of deferred
    compensation................          --          --            --            --           2,000             --           2,000
  Net loss......................          --          --            --            --              --     (2,268,000)     (2,268,000)
                                  ----------  -----------  -----------  -------------  --------------  -------------  -------------
Balance at March 31, 1998.......  10,933,092       1,000       537,000       (30,000)        (53,000)    (2,268,000)     (1,813,000)
  Restricted stock issued.......     175,000          --        35,000      (117,000)                                       (82,000)
  Exercise of stock options.....     151,187          --         4,000                                                        4,000
  Deferred compensation.........                            31,626,000                   (31,626,000)                            --
  Amortization of deferred
    compensation................                                                           1,621,000                      1,621,000
  Net loss......................                                                                        (15,258,000)    (15,258,000)
                                  ----------  -----------  -----------  -------------  --------------  -------------  -------------
Balance at December 31, 1998....  11,259,279   $   1,000   $32,202,000   $  (147,000)   $(30,058,000)   $(17,526,000) $ (15,528,000)
                                  ----------  -----------  -----------  -------------  --------------  -------------  -------------
                                  ----------  -----------  -----------  -------------  --------------  -------------  -------------

                            See accompanying notes.

                                   ETOYS INC.
                            STATEMENTS OF CASH FLOWS

                                                                                          NINE MONTHS ENDED
                                                                        YEAR ENDED           DECEMBER 31,
                                                                        MARCH 31,    ----------------------------
                                                                           1998                         1998
                                                                       ------------      1997      --------------
                                                                                     ------------
                                                                                     (UNAUDITED)
OPERATING ACTIVITIES:
Net loss.............................................................  $ (2,268,000) $ (1,127,000) $  (15,258,000)
Adjustments to reconcile net loss to net cash used in operating activities:
  Noncash interest...................................................        15,000        15,000          38,000
  Nonemployee stock compensation.....................................        33,000            --              --
  Amortization of deferred compensation..............................         2,000            --       1,621,000
  Depreciation.......................................................        18,000         7,000         246,000
  Amortization.......................................................            --            --         122,000
  Changes in operating assets and liabilities:
    Inventories......................................................      (198,000)     (105,000)     (4,747,000)
    Prepaid expenses and other current assets........................       (35,000)     (147,000)       (359,000)
    Accounts payable.................................................       297,000       387,000      11,968,000
    Accrued expenses.................................................         9,000         6,000       1,446,000
                                                                       ------------  ------------  --------------
Net cash used in operations..........................................    (2,127,000)     (964,000)     (4,923,000)

INVESTING ACTIVITIES:
Capital expenditures for property and equipment......................      (178,000)     (102,000)     (1,913,000)
Acquisition of Toys.com..............................................      (270,000)           --              --
Other assets.........................................................            --            --      (1,022,000)
                                                                       ------------  ------------  --------------
Net cash used in investing activities................................      (448,000)     (102,000)     (2,935,000)

FINANCING ACTIVITIES:
Proceeds from bridge loan............................................            --            --       5,000,000
Payments on bridge loan..............................................            --            --      (2,238,000)
Proceeds from the issuance of Common Stock...........................       224,000       224,000           4,000
Exercise of stock options............................................         1,000         1,000              --
Proceeds from the issuance of Redeemable Convertible Preferred
  Stock..............................................................     3,007,000     3,007,000      22,047,000
Proceeds from the issuance of convertible
  notes..............................................................       895,000       895,000              --
Payments on capital leases...........................................            --            --         (15,000)
Proceeds from receivables from stockholders..........................            --            --          23,000
Proceeds from exercise of warrants...................................            --            --          30,000
                                                                       ------------  ------------  --------------
Net cash provided by financing activities............................     4,127,000     4,127,000      24,851,000
                                                                       ------------  ------------  --------------
Net increase in cash and cash equivalents............................     1,552,000     3,061,000      16,993,000
Cash and cash equivalents at beginning of period.....................            --            --       1,552,000
                                                                       ------------  ------------  --------------
Cash and cash equivalents at end of period...........................  $  1,552,000  $  3,061,000  $   18,545,000
                                                                       ------------  ------------  --------------
                                                                       ------------  ------------  --------------
Supplemental disclosures:
Income taxes paid....................................................  $      1,000  $         --  $        1,000
Interest paid........................................................  $         --  $         --  $        8,000

                            See accompanying notes.

                                   ETOYS INC.

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1998

1.  SIGNIFICANT ACCOUNTING POLICIES

GENERAL

    eToys Inc. (the Company) was incorporated in November 1996 in the state of Delaware. In June 1997, initial issuances of Common Stock occurred. The Company launched its Web site in October 1997. The Company is a Web-based retailer focused exclusively on children's products, including toys, video games, software, videos and music.

    The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern. The Company has incurred significant operating losses since inception of operations and has limited working capital. Management believes that the proceeds raised through the sale of equity securities, in addition to revenue generated from product sales, will support the Company's operations through 1999. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the eventual outcome of this uncertainty.

INTERIM FINANCIAL STATEMENTS

    The accompanying statements of operations and cash flows for the nine months ended December 31, 1997 are unaudited. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations and cash flows for the interim period.

ESTIMATES AND ASSUMPTIONS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ materially from those estimates.

CASH EQUIVALENTS

    The Company considers those investments which are highly liquid, readily convertible to cash and which mature within three months from the date of purchase as cash equivalents.

INVENTORIES

    Inventories are stated at the lower of cost (using the first in-first out method) or market and consist primarily of finished goods.

PROPERTY AND EQUIPMENT

    Property and equipment is stated at cost. Depreciation is provided using the straight-line method based upon estimated useful lives, which range from three to five years. Leasehold improvements are recorded at cost. Amortization is provided using the straight-line method over the shorter of the term of the related lease or estimated useful lives of the assets.

                                   ETOYS INC.

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
GOODWILL

    Goodwill represents the excess of the purchase price over the estimated fair market value of net assets acquired in a business combination. Goodwill is amortized on a straight-line basis over three years.

LONG-LIVED ASSETS

    The Company reviews for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. No such impairment losses have been identified by the Company.

INCOME TAXES

    Income taxes are accounted for under Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

NET LOSS PER SHARE

    Net loss per share is computed using the weighted average number of shares of common stock outstanding. Shares associated with stock options and the Redeemable Convertible Preferred Stock are not included because they are antidilutive.

PRO FORMA NET LOSS PER SHARE (UNAUDITED)

    Pro forma net loss per share is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of the Company's Redeemable Convertible Preferred Stock into shares of the Company's Common Stock effective upon the closing of the Company's initial public offering as if such conversion occurred on April 1, 1997, or at the date of original issuance, if later.

                                   ETOYS INC.

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The following table sets forth the computation of basic and pro forma net loss per share for the periods indicated:

                                                                                   NINE MONTHS ENDED DECEMBER 31,
                                                                     YEAR ENDED    -------------------------------
                                                                   MARCH 31, 1998       1997            1998
                                                                   --------------  --------------  ---------------
Numerator:
  Net loss.......................................................  $   (2,268,000) $   (1,127,000) $   (15,258,000)
Denominator:
  Weighted average shares........................................       8,376,629       7,775,365       11,052,345
                                                                   --------------  --------------  ---------------
  Denominator for basic calculation..............................       8,376,629       7,775,365       11,052,345
  Weighted average effect of pro forma securities:
    Series A Redeemable Convertible Preferred Stock..............       1,701,005         184,468        6,333,587
    Series B Redeemable Convertible Preferred Stock..............              --              --        9,043,222
                                                                   --------------  --------------  ---------------
  Denominator for pro forma calculation..........................      10,077,634       7,959,833       26,429,153
                                                                   --------------  --------------  ---------------
                                                                   --------------  --------------  ---------------
Net loss per share:
  Basic..........................................................  $        (0.27) $        (0.14) $         (1.38)
                                                                   --------------  --------------  ---------------
                                                                   --------------  --------------  ---------------
  Pro forma......................................................  $        (0.23) $        (0.14) $         (0.58)
                                                                   --------------  --------------  ---------------
                                                                   --------------  --------------  ---------------

REVENUE RECOGNITION

    The Company recognizes revenue from product sales, net of any discounts, when the products are shipped to customers. Outbound shipping and handling charges are included in net sales. The Company provides an allowance for sales returns, which to date have not been significant, based on historical experience.

ADVERTISING COSTS

    The Company expenses advertising costs as incurred. For the year ended March 31, 1998 and the nine months ended December 31, 1997 and 1998, the Company incurred advertising costs of $917,000, $299,000 and $7,747,000, respectively.

ACCOUNTING FOR STOCK-BASED COMPENSATION

    SFAS No. 123, "Accounting for Stock-Based Compensation," requires that stock awards granted subsequent to January 1, 1995, be recognized as compensation expense based on their fair value at the date of grant. Alternatively, a company may use Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and disclose pro forma income amounts which would have resulted from recognizing such awards at their fair value. The Company has elected to account for stock-based compensation expense under APB No. 25 and make the required pro forma disclosures for compensation (see Note 6).

SUPPLEMENTAL CASH FLOW INFORMATION

During the year ended March 31, 1998:

                                   ETOYS INC.

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Convertible notes in the amount $895,000, plus accrued interest of $15,000, were converted into Series A Redeemable Convertible Preferred Stock.

    The Company expensed approximately $33,000 for services rendered from several vendors in exchange for Common Stock.

    The Company issued stock in return for notes receivable totaling $30,000 from employees. Such notes have been classified in the equity section of the balance sheet.

    The Company issued 780,000 shares of Common Stock as part of the acquisition of Toys.com. See Note 2.

During the nine months ended December 31, 1998:

    The Company financed the purchase of fixed assets under capital leases in the amount $75,000.

    The Company issued notes receivable for Common Stock and Series B Redeemable Convertible Preferred Stock in the amounts of $35,000 and $105,000, respectively.

    Convertible notes in the amount of $2,762,000, plus $38,000 in accrued interest, were converted into Series B Redeemable Convertible Preferred Stock.

2.  ACQUISITION OF TOYS.COM

    In March 1998, the Company acquired the operations of one of its online competitors, Toys.com, including $25,000 in toy inventories and assumed certain advertising liabilities in the amount of $49,000, and the assumption of future contingent advertising commitments. The acquisition was accounted for under the purchase method of accounting and included a cash payment of $270,000 and the issuance of 780,000 shares of Common Stock. Goodwill resulting from the acquisition was $488,000. Subsequent to the acquisition, Toys.com ceased operations as a separate entity.

3.  INCOME TAXES

    As a result of the net operating losses, the provision for income taxes consists solely of minimum state taxes. The components of the deferred tax assets and related valuation allowance at March 31, 1998 and December 31, 1998, are as follows:

                                                                                     MARCH 31,     DECEMBER 31,
                                                                                        1998           1998
                                                                                    ------------  ---------------
Other.............................................................................  $         --  $       161,000
Net operating loss carryforwards..................................................       914,000        6,121,000
                                                                                    ------------  ---------------
Deferred tax assets...............................................................       914,000        6,282,000
Valuation allowance...............................................................      (914,000)      (6,282,000)
                                                                                    ------------  ---------------
                                                                                    $         --  $            --
                                                                                    ------------  ---------------
                                                                                    ------------  ---------------

                                   ETOYS INC.

3.  INCOME TAXES (CONTINUED)
    Due to the uncertainty surrounding the timing of realizing the benefits of its favorable tax attributes in future tax returns, the Company has placed a valuation allowance against its otherwise recognizable deferred tax assets.

    The Company has net operating losses for both federal and state tax purposes of approximately $15,366,000 expiring beginning in the years 2012 for federal and 2005 for state. The net operating losses can be carried forward to offset future taxable income. Utilization of the above carryforwards may be subject to utilization limitations, which may inhibit the Company's ability to use carryforwards in the future.

4.  CONVERTIBLE NOTES AND BRIDGE FINANCING

    During the year ended March 31, 1998, the Company received $895,000 in proceeds from the issuance of 6.07% convertible notes. The notes were automatically converted into Series A Redeemable Convertible Preferred Stock due to certain conditions as specified within the initial note agreement. As a result of the conversion, the initial proceeds from the convertible notes of $895,000, plus $15,000 of accrued interest, were converted into 1,468,018 shares of Series A Redeemable Convertible Preferred Stock.

    In conjunction with the issuance of the 6.07% convertible notes, the Company issued to the purchasers of the 6.07% convertible notes, 721,757 stock warrants for the purchase of Series A Redeemable Convertible Preferred Stock at $.62 per share. As of December 31, 1998, 48,386 warrants have been exercised. The warrants are immediately exercisable and expire on December 31, 2002, or on the closing date of an initial public offering, if sooner. No value has been allocated to the warrants as the amount is not deemed to be significant.

    On May 6, 1998, the Company entered into a $5,000,000 bridge financing agreement with a group of investors. The bridge financing was in the form of Convertible Subordinated Promissory Notes (the Notes) which were payable on demand after May 6, 1999 accruing interest at a rate of 8% per annum until paid and compounded annually. In July 1998, $2.8 million of the Notes plus interest were converted into 1,331,235 shares of Series B Redeemable Convertible Preferred Stock. The remaining balance of the Notes of $2.2 million plus accrued interest was repaid in cash to the investors in June 1998.

5.  CAPITAL STRUCTURE

COMMON AND REDEEMABLE CONVERTIBLE PREFERRED STOCK

    On June 2, 1998, the Company amended its Certificate of Incorporation to, among other matters, increase the authorized number of shares of Common and Preferred Stock to 50,000,000 and 18,926,423, respectively.

    In conjunction with this amendment, the Company authorized 11,886,649 shares of Series B Redeemable Convertible Preferred Stock (Series B). In December 1997, the issuance of Series A Redeemable Convertible Preferred Stock (Series A) resulted in proceeds of $3,007,000, representing 4,849,999 shares issued and outstanding at $0.62 per share. In conjunction with this offering, $895,000 of convertible notes, plus related accrued interest of $15,000, were converted into 1,468,018 shares of Series A Redeemable Convertible Preferred Stock (see Note
4). In June

                                   ETOYS INC.

5.  CAPITAL STRUCTURE (CONTINUED)
1998, the issuance of Series B resulted in proceeds of $25,000,000 representing 11,886,649 shares issued and outstanding at $2.1032 per share. The following summarizes the Series A and Series B activity:

                                                                SERIES A                      SERIES B
                                                         SHARES         AMOUNT         SHARES          AMOUNT
                                                      -------------  -------------  -------------  --------------
Balance at April 1, 1997............................             --  $          --             --  $           --
Issuance of Series A................................      6,318,017      3,917,000             --              --
                                                      -------------  -------------  -------------  --------------
Balance at March 31, 1998...........................      6,318,017      3,917,000             --              --
Issuance of Series A................................         48,386         30,000             --              --
Issuance of Series B................................             --             --     11,886,649      24,952,000
                                                      -------------  -------------  -------------  --------------
Balance at December 31, 1998........................      6,366,403  $   3,947,000     11,886,649  $   24,952,000
                                                      -------------  -------------  -------------  --------------
                                                      -------------  -------------  -------------  --------------

    The following table is presented to summarize the Common Stock authorized at December 31, 1998:

                                                                                                        COMMON
                                                                                                    SHARES ISSUED
                                    DESCRIPTION OF INSTRUMENT                                        OR RESERVED
--------------------------------------------------------------------------------------------------  --------------
Common Stock outstanding                                                                                11,259,279
Series A Redeemable Convertible Preferred Stock                                                          6,366,403
Series B Redeemable Convertible Preferred Stock                                                         11,886,649
Employee Incentive Stock Option Plan                                                                     5,800,000
Preferred and Common Stock warrants                                                                        723,371
                                                                                                    --------------
  Common Stock issued or reserved                                                                       36,035,702
                                                                                                    --------------
Common Stock available                                                                                  13,964,298
                                                                                                    --------------
                                                                                                    --------------

    Each share of Redeemable Convertible Preferred Stock is convertible, at the stockholder's option, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $0.62 in the case of Series A and $2.1032 in the case of Series B by the Conversion Price, as defined. In the event of a public offering of the Company's equity securities resulting in gross proceeds to the Company of $20 million or greater, all outstanding Redeemable Convertible Preferred Stock will automatically be converted into Common Stock.

    In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series A and Series B are entitled to receive preference to the Common Stock holders to any distribution of any assets of the Company in an amount per share equal to $0.62 and $2.1032 per share, respectively.

    On or at any time after November 26, 2002, subject to the written consent of 66 2/3% of the then outstanding shares of Series A and Series B, the Redeemable Convertible Preferred Stock may be redeemed for cash in whole or in part for $0.62 and $2.1032 per share (as adjusted for any stock dividends, combinations or splits with respect to such share) plus all declared but unpaid dividends, for Series A and Series B, respectively.

                                   ETOYS INC.

5. CAPITAL STRUCTURE (CONTINUED)

    The voting rights of the Series A and Series B are equal to one vote for each share of Common Stock into which such Redeemable Convertible Preferred Stock may be converted. Each share of Series A and Series B entitles the holder to receive dividends in cash at an annual rate of $0.043 and $0.1472 per share, respectively (as adjusted for any stock splits, stock dividends, recapitalizations, or the like). Dividends are payable quarterly when and if declared by the board of directors and are not cumulative.

RECEIVABLES FROM STOCKHOLDERS

    Receivables from stockholders, totaling $30,000 and $147,000 at March 31, 1998 and December 31, 1998, respectively, represent interest bearing notes from certain stockholders issued to finance the purchase of 2,201,667 and 50,000 shares of the Company's Common and Series B, respectively. The notes bear interest rates between 6.0% and 8.0% per year with interest due upon payment of the notes. The notes are payable on different dates ranging from December 1, 1999 to July 27, 2002, or upon termination of employment or transfer of any of the purchased shares.

DEFERRED COMPENSATION

    The Company recorded deferred compensation of $55,000, $0 and $31,626,000 for the year ended March 31, 1998, and the nine months ended December 31, 1997 and 1998, respectively. The amounts recorded represent the difference between the grant price and the deemed fair value of the Company's Common Stock for shares subject to options granted. The amortization of deferred compensation will be charged to operations over the vesting period of the options, which is typically four years. Total amortization recognized was $2,000, $0 and $1,621,000 for the year ended March 31, 1998 and the nine months ended December 31, 1997 and 1998, respectively.

6. STOCK OPTION PLANS

    The Company adopted the 1997 Stock Plan, as amended June 1998, (the Plan) which provides for the granting of options for purchases up to 5,800,000 shares of the Company's Common Stock. Under the terms of the Plan, options may be granted to employees, nonemployees, directors or consultants at prices not less than the fair value at the date of grant. Options granted to nonemployees are recorded at the value of negotiated services received. Options vest over four years, 25% for the first year and ratably over the remaining three years and generally expire ten years from the date of grant.

                                   ETOYS INC.

6. STOCK OPTION PLANS (CONTINUED)
    The following table summarizes the Company's stock option activity:

                                            NUMBER OF          PRICE          WEIGHTED AVERAGE
                                             SHARES          PER SHARE         EXERCISE PRICE
                                           -----------  -------------------  ------------------
Outstanding at March 31, 1997............           --
  Granted................................    1,469,000  $   0.015 to $0.100      $    0.029
  Exercised..............................      (50,000)     0.015 to  0.015           0.015
  Canceled...............................           --                                   --
                                           -----------

Outstanding at March 31, 1998............    1,419,000      0.015 to  0.100           0.029
  Granted................................    3,582,200      0.100 to  5.000           1.196
  Exercised..............................     (326,187)     0.015 to  0.420           0.121
  Canceled...............................     (420,813)     0.015 to  0.420           0.079
                                           -----------

Outstanding at December 31, 1998.........    4,254,200      0.100 to  5.000           0.996
                                           -----------
                                           -----------

    Options granted during the year ended March 31, 1998 and the nine months ended December 31, 1998 resulted in a total compensation amount of $55,000 and $31,626,000, respectively, and were recorded as deferred compensation in stockholders equity. The deferred compensation amount will be recognized as compensation expense over the vesting period. During the year ended March 31, 1998 and the nine months ended December 31, 1998, such compensation expense amounted to $2,000 and $1,621,000, respectively. Options outstanding at March 31, 1998 and December 31, 1998 were exercisable for 107,000 and 302,242 shares of Common Stock, respectively. Common Stock available for future grants at March 31, 1998 and December 31, 1998 were 1,388,500 and 1,169,613 shares, respectively.

    Additional information with respect to the outstanding options as of December 31, 1998 is as follows:

                                              OPTIONS OUTSTANDING
                            -------------------------------------------------------        OPTIONS EXERCISABLE
                                                                WEIGHTED AVERAGE     -------------------------------
                             NUMBER OF     WEIGHTED AVERAGE         REMAINING         NUMBER OF    WEIGHTED AVERAGE
                               SHARES       EXERCISE PRICE      CONTRACTUAL LIFE       SHARES       EXERCISE PRICE
                            ------------  ------------------  ---------------------  -----------  ------------------
RANGE OF EXERCISE PRICES
  $0.015 to $0.100........     1,147,500      $    0.048                 8.91           279,542       $    0.024
   0.200 to  0.420........       442,200           0.420                 9.53             3,200            0.420
   0.430 to  5.000........     2,664,500           1.506                 9.85            19,500            4.531
                            ------------                                             -----------
   0.015 to  5.000........     4,254,200                                                302,242
                            ------------                                             -----------
                            ------------                                             -----------

                                   ETOYS INC.

6. STOCK OPTION PLANS (CONTINUED)
    The Company calculated the minimum fair value of each option grant on the date of the grant using the minimum value option pricing model as prescribed by SFAS No. 123 using the following assumptions:

                                                             YEAR ENDED         NINE MONTHS ENDED
                                                           MARCH 31, 1998       DECEMBER 31, 1998
                                                         -------------------  ---------------------
Risk-free interest rates...............................             6.0%                 5.14%
Expected lives (in years)..............................               5                     4
Dividend yield.........................................               0%                    0%
Expected volatility....................................               0%                    0%

    The compensation cost associated with the stock-based compensation plans did not result in a material difference from the reported net income for the nine months ended December 31, 1998 or the year ended March 31, 1998.

7. COMMITMENTS AND CONTINGENCIES

LEASES

    The Company leases its office and warehouse facilities under long-term noncancelable operating leases. For the year ended March 31, 1998 and the nine months ended December 31, 1997 and 1998, total rent expense incurred related to these leases amounted to $52,000, $26,000 and $405,000, respectively.

    At December 31, 1998, future lease commitments under these agreements were as follows:

                                                                       OPERATING     CAPITAL
                                                                        LEASES       LEASES
                                                                     -------------  ---------
1999...............................................................  $     699,000  $  27,000
2000...............................................................        718,000     27,000
2001...............................................................        739,000     10,000
2002...............................................................        759,000         --
2003...............................................................        462,000         --
                                                                     -------------  ---------
                                                                         3,377,000     64,000
Less amounts representing interest.................................             --     (5,000)
                                                                     -------------  ---------
                                                                     $   3,377,000  $  59,000
                                                                     -------------  ---------
                                                                     -------------  ---------

EQUIPMENT FINANCING ARRANGEMENT

    During December 1998, the Company entered into a line of credit arrangement with a leasing institution that provides for sale and leaseback transactions of capital equipment up to a maximum of $2,000,000. Under this agreement, $2,000,000 was available for future financing transactions at December 31, 1998. In addition, the agreement provides the leasing institution warrants, with value equal to approximately $80,000 with the number of shares to be determined pursuant to a formula, as defined, at the time of issuance.

                                   ETOYS INC.

7. COMMITMENTS AND CONTINGENCIES (CONTINUED)
ADVERTISING COMMITMENTS

    During 1998, the Company entered into a number of commitments for online, print and broadcast advertising. At December 31, 1998, the advertising commitments amounted to:

                                                                                    TOTAL
YEARS ENDING DECEMBER 31,                                                        COMMITMENTS
------------------------------------------------------------------------------  --------------
1999..........................................................................   $  8,291,000
2000..........................................................................        171,000
                                                                                --------------
                                                                                 $  8,462,000
                                                                                --------------
                                                                                --------------

PURCHASE COMMITMENTS

    At December 31, 1998, the Company had approximately $8.7 million in outstanding orders with certain suppliers for the purchase of inventory. Such purchase commitments are expected to be fulfilled from April to September 1999.

8. SUBSEQUENT EVENTS

    In February 1999, the Company adopted the 1999 Stock Plan, the 1999 Directors' Stock Option Plan and the 1999 Employee Stock Purchase Plan. Collectively under these plans 7,700,000 shares of Common Stock have been reserved for future issuance.

    In February 1999, the Company's Board of Directors authorized management to file a registration statement with the Securities and Exchange Commission to permit the Company to sell shares of its Common Stock to the public. Upon completion of the Company's initial public offering, the Redeemable Convertible Preferred Stock will convert into 18,253,052 shares of Common Stock. Unaudited pro forma stockholders' equity reflects the assumed conversion of the Redeemable Convertible Preferred Stock as of December 31, 1998.

                                  UNDERWRITING

    eToys and the Underwriters named below (the "underwriters") have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., BancBoston Robertson Stephens Inc., Donaldson, Lufkin & Jenrette Securities Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated are the representatives of the underwriters.

                                                                                  Number of
                                 Underwriters                                      Shares
-------------------------------------------------------------------------------  -----------
Goldman, Sachs & Co............................................................
BancBoston Robertson Stephens Inc..............................................
Donaldson, Lufkin & Jenrette Securities Corporation............................
Merrill Lynch, Pierce, Fenner & Smith Incorporated.............................
                                                                                 -----------
    Total......................................................................
                                                                                 -----------
                                                                                 -----------

                            ------------------------

    The underwriters are committed to take and pay for all of the shares indicated in the table above, if any are taken.

    If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional shares from eToys to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

    The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by eToys. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to
purchase       additional shares.

                                 Paid by eToys

                   No Exercise    Full Exercise
                  -------------  ---------------
Per Share.......    $               $
Total...........    $               $

    Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount
of up to $         per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to
certain other brokers or dealers at a discount of up to $         per shares
from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

    eToys and its directors, officers, employees and other securityholders have agreed with the underwriters not to dispose of or hedge any of their Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

    Prior to this offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock has been negotiated among eToys and the representatives of the underwriters. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were eToys' historical performance, estimates of eToys' business potential and earnings prospects, an assessment of eToys' management and the consideration of the above factors in relation to market valuation of companies in related businesses.

    eToys has applied to have the Common Stock listed on the Nasdaq National Market under the symbol "ETYS".

    In connection with the offering, the underwriters may purchase and sell shares of Common Stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Common Stock while the offering is in progress.

    The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short-sale covering transactions.

    These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the Common Stock. As a result, the price of the Common Stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

    The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

    The underwriters have reserved for sale, at the initial public offering
price, up to   % of the Common Stock offered hereby for certain individuals designated by eToys who have expressed an interest in purchasing such shares of Common Stock in the offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby.

    eToys estimates that the total expenses of the offering, excluding
underwriting discounts and commissions, will be approximately $      .

    eToys has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               ------------------

                               TABLE OF CONTENTS

                                         Page
                                       ---------
Prospectus Summary...................          3
Risk Factors.........................          6
Use of Proceeds......................         18
Dividend Policy......................         18
Capitalization.......................         19
Dilution.............................         20
Selected Financial Data..............         21
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................         22
Business.............................         32
Management...........................         45
Certain Transactions.................         53
Principal Stockholders...............         56
Description of Capital Stock.........         58
Shares Eligible for Future Sale......         61
Legal Matters........................         63
Experts..............................         63
Additional Information...............         63
Index to Financial Statements........        F-1
Underwriting.........................        U-1

                               ------------------

    Through and including              , 1999 (the 25th day after the date of
this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

                                            Shares
                                   ETOYS INC.
                                  Common Stock

                                 -------------

                                     [LOGO]

                                 -------------

                              GOLDMAN, SACHS & CO.
                         BANCBOSTON ROBERTSON STEPHENS
                          DONALDSON, LUFKIN & JENRETTE
                              MERRILL LYNCH & CO.
                      Representatives of the Underwriters

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by eToys in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

                                                                                    AMOUNT
                                                                                  TO BE PAID
                                                                                  -----------
SEC registration fee............................................................   $  31,970
NASD filing fee.................................................................      12,000
Nasdaq National Market listing fee..............................................      95,000
Printing and engraving expenses.................................................       *
Legal fees and expenses.........................................................       *
Accounting fees and expenses....................................................       *
Blue Sky qualification fees and expenses........................................       *
Transfer Agent and Registrar fees...............................................       *
Miscellaneous fees and expenses.................................................       *
                                                                                  -----------
    Total.......................................................................       *
                                                                                  -----------
                                                                                  -----------

 * To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Article VII of our current Certificate of Incorporation (Exhibit 3.1 hereto) and Article VI of our current Bylaws (Exhibit 3.3 hereto) provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by Delaware law. In addition, we have entered into Indemnification Agreements (Exhibit 10.14 hereto) with our officers and directors. The Underwriting Agreement (Exhibit 1.1) also provides for cross-indemnification among eToys and the Underwriters with respect to certain matters, including matters arising under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    Since our incorporation in November 1996, we have sold and issued the following securities:

    1. On June 27, 1997 we issued 3,893,334 shares of Common Stock to five founders for an aggregate consideration of $58,400.01. On June 27, 1997 we also issued 6,466,667 shares of Common Stock and a Note in the principal amount of $100,000 to one investor for an aggregate consideration of $197,000.01.

    2. On September 29, 1997, we issued one investor a warrant to purchase 50,000 shares of Common Stock in connection with the transfer of certain intellectual property.

    3. On August 15, 1997 and September 26, 1997, we issued Notes in the principal amount of $895,000 and warrants to purchase 721,757 shares of Series A Preferred Stock to 40 investors for an aggregate consideration of $895,000. The Notes converted into 1,468,018 shares of Series A
Preferred Stock.

    4. On December 23, 1997, we issued 6,318,017 shares of Series A Preferred Stock to fifty accredited investors for an aggregate consideration of $3,917,170.54.

    5. On March 11, 1998, we issued 780,000 shares of Common Stock to one accredited investor in exchange for substantially all of the assets of a business owned by the investor (less $270,000 cash).

    6. On May 6, 1998, we issued Notes in the aggregate principal amount of $2,530,679.61 to four accredited investors. The Notes converted into 1,203,252 shares of Series B Preferred Stock.

    7. On June 4, 1998, we issued 10,474,837 shares of Series B Preferred Stock to twelve accredited investors for am aggregate consideration of $22,030,677.17.

    8. On June 17, 1998, we issued 1,411,812 shares of Series B Preferred Stock to sixteen accredited investors for an aggregate consideration of $2,969,322.97.

    9. Since inception we have issued an aggregate of 5,051,200 options to purchase Common Stock of eToys to a number of our employees, directors and consultants.

    The issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of such Securities Act as transactions by an issuer not involving any public offering. In addition, certain issuances described in Item 9 were deemed exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under the Securities Act. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits

 NUMBER      DESCRIPTION
-----------  ----------------------------------------------------------------------------------
      1.1*   Form of Underwriting Agreement dated             , 1999.
      3.1    Amended and Restated Certificate of Incorporation of eToys.
      3.2    Amended and Restated Certificate of Incorporation of eToys (proposed).
      3.3    Amended and Restated Bylaws of eToys.
      3.4    Amended and Restated Bylaws of eToys (proposed).
      4.1    Specimen Stock Certificate.
      5.1    Opinion of Venture Law Group regarding the legality of the Common Stock being registered.
     10.1    Stock Purchase Agreement dated June 27, 1997 between eToys and Edward C. Lenk.
     10.2    Restricted Stock Purchase Agreement dated June 27, 1997 between eToys and Edward
               C. Lenk.
     10.3    Stock Purchase Agreement dated June 27, 1997 between eToys and Frank C. Han.
     10.4    Restricted Stock Purchase Agreement dated June 27, 1997 between eToys and Frank C.
               Han.
     10.5    Note and Stock Purchase Agreement dated June 27, 1997 between eToys and idealab!.

 NUMBER      DESCRIPTION
-----------  ----------------------------------------------------------------------------------
     10.6+   Interactive Marketing Agreement dated October 1, 1997 between eToys and America
               Online, Inc. (amended January 1, 1998).
     10.7    Series A Preferred Stock Purchase Agreement dated December 23, 1997 among eToys and certain investors.
     10.8    Series B Preferred Stock Purchase Agreement dated June 4, 1998 among eToys and certain investors.
     10.9    Amended and Restated Investors' Rights Agreement dated June 4, 1998, among eToys and certain investors.
     10.10   Amended and Restated Voting Agreement dated June 4, 1998, among eToys and certain investors.
     10.11   Amended and Restated Right of First Refusal and Co-Sale Agreement dated June 4,
               1998, among eToys, Edward C. Lenk, Frank C. Han and certain investors.
     10.12   Lease dated January 22, 1999 between eToys and Spieker Properties, L.P.
     10.13   Standard Industrial Lease Agreement dated June 26, 1998 between eToys and Newcrow
               (amended October 15, 1998).
     10.14   Form of Indemnification Agreement between eToys and each of its officers and directors.
     10.15*  1997 Stock Plan.
     10.16*  1999 Stock Plan.
     10.17*  1999 Employee Stock Purchase Plan.
     10.18*  1999 Directors' Stock Option Plan.
     10.19   Offer Letter dated December 5, 1998 between eToys and John R. Hnanicek.
     10.20   Offer Letter dated December 28, 1998 between eToys and Louis V. Zambello III.
     10.21   Offer Letter dated January 12, 1999 between eToys and Steven J. Schoch.
     10.22   Equipment Lease Line dated December 24, 1998 between eToys and Comdisco, Inc.
     23.1    Consent of Accountants.
     23.2    Consent of Attorneys (see Exhibit 5.1).
     24.1    Power of Attorney (see page II-5).

------------------------

 * To be filed by amendment.

 + Confidential treatment requested as to certain portions of this Exhibit.

    (b) Financial Statement Schedules

    Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

    The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Monica, State of California on February 17, 1999.

                                ETOYS INC.

                                By:              /s/ EDWARD C. LENK
                                     -----------------------------------------
                                                   Edward C. Lenk
                                       PRESIDENT, CHIEF EXECUTIVE OFFICER AND
                                          UNCLE OF THE BOARD OF DIRECTORS

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, Edward C. Lenk and Steven J. Schoch, and each of them, as his attorney-in-fact, with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and any and all registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, in connection with or related to the offering contemplated by this registration statement and its amendments, if any, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said registration statement.

    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------
      /s/ EDWARD C. LENK        President, Chief Executive
------------------------------    Officer and Uncle of the   February 17, 1999
        Edward C. Lenk            Board of Directors

     /s/ STEVEN J. SCHOCH
------------------------------  Chief Financial Officer      February 17, 1999
       Steven J. Schoch

     /s/ PETER C.M. HART
------------------------------  Director                     February 17, 1999
       Peter C.M. Hart

        /s/ TONY HUNG
------------------------------  Director                     February 17, 1999
          Tony Hung

      /s/ MICHAEL MORITZ
------------------------------  Director                     February 17, 1999
        Michael Moritz

       /s/ DANIEL NOVA
------------------------------  Director                     February 17, 1999
         Daniel Nova